EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

Among

LOGICVISION, INC.,

SIGNAL ACQUISITION CORPORATION

and

SIVERION, INC.

October 13, 2004

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4.16 Contracts	23
4.17 No Default	24
4.18 Proprietary Rights	24
4.19 Insurance	27
4.20 Brokers or Finders	27
4.21 Related Parties	27
4.22 Certain Advances	28
4.23 Receivables	28
4.24 Bank Accounts, Powers, etc.	28
4.25 Underlying Documents	28
4.26 No Misleading Statements	28
4.27 Information Statement	29

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY	29
5.1 Organization	29
5.2 Authority	29
5.3 No Conflict with Other Instruments	30
5.4 Consents	30
5.5 SEC Documents	30
5.6 Shares of Parent Common	31
5.7 Brokers or Finders	31

ARTICLE VI CONDUCT PRIOR TO THE EFFECTIVE TIME	31
6.1 Conduct of Business of the Company	31
6.2 No Solicitation	33
6.3 Strategic Agreements	35

ARTICLE VII ADDITIONAL AGREEMENTS	35
7.1 Approval of the Company Stockholders	35
7.2 Access to Information; Interim Financial Information	36
7.3 Confidentiality	36
7.4 Expenses	36
7.5 Public Disclosure	36
7.6 FIRPTA Compliance	36
7.7 Reasonable Efforts	36
7.8 Conduct; Notification of Certain Matters	37
7.9 Tax-Free Reorganization	37
7.10 Lock-Up Agreements	38
7.11 Sale of Shares	38
7.12 Blue Sky Laws	38
7.13 Company Employee Benefit Plans	38
7.14 2002 Equity Incentive Plan	38
7.15 Legal Compliance	38

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7.16 Additional Documents and Further Assurances	39

ARTICLE VIII CONDITIONS TO THE MERGER	39
8.1 Conditions to Obligations of Each Party to Effect the Merger	39
8.2 Additional Conditions to Obligations of the Company	39
8.3 Additional Conditions to the Obligations of Parent and Merger Subsidiary	40

ARTICLE IX INDEMNIFICATION AND ESCROW	43
9.1 Survival of Representations and Warranties	43
9.2 Indemnification and Escrow Arrangements	43

ARTICLE X TERMINATION, AMENDMENT, WAIVER, CLOSING	48
10.1 Termination	48
10.2 Effect of Termination	49
10.3 Amendment or Supplement	49
10.4 Extension of Time; Waiver	49

ARTICLE XI GENERAL	50
11.1 Notices	50
11.2 Material Adverse Effect; Knowledge	51
11.3 Headings	52
11.4 Counterparts	52
11.5 Entire Agreement; Assignment	52
11.6 Severability	52
11.7 Other Remedies	52
11.8 Governing Law	52
11.9 Absence of Third-Party Beneficiary Rights	52
11.10 Company Counsel	52

Exhibit A	Form of Lock-Up Agreement
Exhibit B	Form of Stockholder Certificate
Exhibit C	Form of Registration Rights Agreement
Exhibit D-1	Form of Non-Competition and Non-Solicitation Agreement with Thomas Martis
Exhibit D-2	Form of Non-Competition and Non-Solicitation Agreement with S. Jaffer Hussain
Exhibit E	Form of FIRPTA Certificate
Exhibit F	Form of Opinion of Osborn Maledon, P.A.
Exhibit G	Form of Escrow Agreement
Exhibit H	Form of Employment Agreement with Thomas Martis
Exhibit I	Form of Employment Agreement with S. Jaffer Hussain

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Exhibit J	Form of Second Step Certificate of Merger
Exhibit K	Form of Opinion of Pillsbury Winthrop LLP

Schedule 2.2	Options and Shares Subject to Acceleration
Schedule 6.1(o)	Permitted Payments
Schedule 7.17	Consents

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AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of the 13th day of October, 2004, by and among LOGICVISION, INC., a Delaware corporation (“Parent”), SIGNAL ACQUISITION CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”), and SIVERION, INC., a Delaware corporation (the “Company”).

W I T N E S S E T H:

        WHEREAS, the Boards of Directors of Parent, Merger Subsidiary and the Company deem it advisable and in the best interests of their respective stockholders to effect the merger hereafter provided for, in which Merger Subsidiary would merge with and into the Company and the Company would become a wholly owned subsidiary of Parent (the “Merger”); and

        WHEREAS, it is intended that the Merger and the Second Step Merger (as defined herein) are integrated steps in the transaction contemplated by this Agreement and will together qualify as a tax-free reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

        WHEREAS, concurrent with the execution and delivery of this Agreement (i) Thomas Martis and S. Jaffer Hussain shall have entered into a Non-Competition and Non-Solicitation Agreement, each in substantially the form attached hereto as Exhibits D-1 and D-2, respectively (the “Non-Competition Agreements”), with Parent and (ii) Thomas Martis and S. Jaffer Hussain shall have entered into an Employment Agreement, each in substantially the form attached hereto as Exhibits H and I, respectively (the “Employment Agreements”) with Parent:

        NOW, THEREFORE, in consideration of the premises and of the mutual agreements, provisions and covenants herein contained, Parent, Merger Subsidiary and the Company hereby agree as follows:

ARTICLE I

THE MERGER

        1.1 The Merger; the Second Step Merger. At the Effective Time (as defined in Section 1.3), upon the terms and subject to the conditions of this Agreement, Merger Subsidiary shall be merged with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”). Following the Effective Time, on the same day of the Effective Time if practicable, but in any case no more than one (1) Business Day following the Effective Time, Parent shall cause the Surviving Corporation to merge with and into Parent by filing a certificate of merger with the Secretary of State of the State of Delaware in substantially the form attached hereto as Exhibit J (the “Second Step Certificate of Merger”), whereupon the separate existence of the Surviving Corporation shall cease, and Parent shall be the surviving corporation (the “Second Step Merger”). The Merger and the Second Step Merger shall be treated as integrated steps in the transaction contemplated by this Agreement and for any and all federal and state income tax reporting purposes shall be reported as a single “merger transaction” within the meaning of Section 368(a)(1)(A) of the Code.

        1.2 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Pillsbury Winthrop LLP, 2475 Hanover Street, Palo Alto, California as soon as practicable following satisfaction or waiver of all of the conditions to the obligations of the parties to consummate the transactions contemplated hereby in accordance with this Agreement or at such other time, place and date as is mutually agreed to by the parties hereto. The date of the Closing is referred to in this Agreement as the “Closing Date.”

        1.3 Effective Time. As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company and Merger Subsidiary shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger (the “Effective Time”).

        1.4 Corporate Organization. At and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, liabilities and duties of the Company and Merger Subsidiary, all as provided under the DGCL.

ARTICLE II

EFFECT OF THE MERGER ON THE

CAPITAL STOCK OF THE COMPANY

        2.1 Effect on Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of Parent, the Company or Merger Subsidiary:

        (a)   Conversion of Company Common Stock. Each share of Common Stock of the Company, par value $.001 per share (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (other than any Company Shares (as defined below) to be canceled pursuant to Section 2.1(c) (“Excluded Shares”) and any Dissenting Shares (as such term is defined in and to the extent provided in Section 2.5)), shall be converted into the right to receive, upon surrender of the Certificate representing such share of Company Common Stock in accordance with the terms of Section 2.4 hereof, and subject to the conditions set forth in this Agreement, including, without limitation, the indemnification and escrow provisions set forth in ARTICLE IX hereof and in the Escrow Agreement, the following consideration (the “Common Merger Consideration”):

(i) that number of shares of common stock, $0.0001 par value per share, of Parent (“Parent Common”) as is equal to the Common Stock Exchange Ratio (as defined in Section 2.1(d) below);

(ii) cash equal to the Common Cash Exchange Ratio (as defined in Section 2.1(d) below); and

(iii) if and only if the Two Year Parent Trading Price is less than $3.00, cash equal to the Additional Cash Exchange Amount (as defined in Section 2.1(d) below), if any, within ten (10) Business Days following the two (2) year anniversary of the Closing Date in accordance with Section 2.10.

        (b)   Conversion of Company Preferred Stock.

(i) Each share of Series A-1 Convertible Preferred Stock (“Series A-1 Preferred”) of the Company, $.001 par value per share and each share of Series A-2 Convertible Preferred Stock (“Series A-2 Preferred”) of the Company, $.001 par value per share (together with the Series A-1 Convertible Preferred, the “Company Preferred Stock” and, together with the Company Common Stock, “Company Shares”) that was issued in May 2002 (the “2002 Preferred”), issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares, any shares of Company Preferred Stock that are converted into shares of Company Common Stock immediately prior to the Effective Time and any Dissenting Shares), shall be converted into the right to receive, upon surrender of the Certificate representing such share of Company Preferred Stock in accordance with the terms of Section 2.4 hereof, and subject to the conditions set forth in this Agreement, including, without limitation, the indemnification and escrow provisions set forth in ARTICLE IX hereof and in the Escrow Agreement, the following consideration (the “2002 Preferred Merger Consideration”).

(A) that number of shares of Parent Common as is equal to the 2002 Preferred Stock Exchange Ratio (as defined in Section 2.1(d) below);

(B) that number of shares of Parent Common as is equal to the Common Stock Exchange Ratio (as defined in Section 2.1(d) below);

(C) cash equal to the 2002 Preferred Cash Exchange Ratio (as defined in Section 2.1(d) below);

(D) cash equal to the Common Cash Exchange Ratio (as defined in Section 2.1(d) below); and

(E) if and only if the Two Year Parent Trading Price is less than $3.00, cash equal to the Additional Cash Exchange Amount (as defined in Section 2.1(d) below), if any, within ten (10) Business Days following the two (2) year anniversary of the Closing Date.

         (ii) Each share of Series A-1 Preferred and Series A-2 Preferred that was issued in January 2003, issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares, any shares of Company Preferred Stock that are converted into shares of Company Common Stock immediately prior to the Effective Time and any Dissenting Shares), shall be converted into the right to receive, upon surrender of the Certificate representing such share of Company Preferred Stock in accordance with the terms of Section 2.4 hereof, and subject to the conditions set forth in this Agreement, including, without limitation, the indemnification and escrow provisions set forth in ARTICLE IX hereof and in the Escrow Agreement, the following consideration (the “January 2003 Preferred Merger Consideration”).

(A) that number of shares of Parent Common as is equal to the January 2003 Preferred Stock Exchange Ratio (as defined in Section 2.1(d) below);

(B) that number of shares of Parent Common as is equal to the Common Stock Exchange Ratio (as defined in Section 2.1(d) below);

(C) cash equal to the January 2003 Preferred Cash Exchange Ratio (as defined in Section 2.1(d) below);

(D) cash equal to the Common Cash Exchange Ratio (as defined in Section 2.1(d) below); and

(E) if and only if the Two Year Parent Trading Price is less than $3.00, cash equal to the Additional Cash Exchange Amount (as defined in Section 2.1(d) below), if any, within ten (10) Business Days following the two (2) year anniversary of the Closing Date.

(iii) Each share of Series A-1 Preferred and Series A-2 Preferred that was issued in February 2003, issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares, any shares of Company Preferred Stock that are converted into shares of Company Common Stock immediately prior to the Effective Time and any Dissenting Shares), shall be converted into the right to receive, upon surrender of the Certificate representing such share of Company Preferred Stock in accordance with the terms of Section 2.4 hereof, and subject to the conditions set forth in this Agreement, including, without limitation, the indemnification and escrow provisions set forth in ARTICLE IX hereof and in the Escrow Agreement, the following consideration (the “February 2003 Preferred Merger Consideration” and, together with the 2002 Preferred Merger Consideration, the January 2003 Preferred Merger Consideration and the Common Merger Consideration, the “Merger Consideration”).

(A) that number of shares of Parent Common as is equal to the February 2003 Preferred Stock Exchange Ratio (as defined in Section 2.1(d) below);

(B) that number of shares of Parent Common as is equal to the Common Stock Exchange Ratio (as defined in Section 2.1(d) below);

(C) cash equal to the February 2003 Preferred Cash Exchange Ratio (as defined in Section 2.1(d) below);

(D) cash equal to the Common Cash Exchange Ratio (as defined in Section 2.1(d) below); and

(E) if and only if the Two Year Parent Trading Price is less than $3.00, cash equal to the Additional Cash Exchange Amount (as defined in Section 2.1(d) below), if any, within ten (10) Business Days following the two (2) year anniversary of the Closing Date.

        (c)   Each Company Share held by the Company as treasury stock shall automatically be canceled and no payment shall be made with respect thereto.

        (d)   Definitions.

(i) “Additional Cash Consideration” shall mean the lesser of (a) $2,000,000 or (b) the product of (1) $3.00 less the Two Year Parent Trading Price and (2) the Parent Share Number; provided, however, that if the Two Year Parent Trading Price is $3.00 or greater, then the Additional Cash Consideration shall be zero.

(ii) “Additional Cash Exchange Amount” means the quotient obtained by dividing (a) the Additional Cash Consideration by (b) the Aggregate Company Common Number.

(iii) “Agreed Value” means $1.80 per share of Parent Common.

(iv) “Aggregate Company Common Number” means the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time (including all shares of Company Common Stock issued or issuable upon conversion of all shares of Company Preferred Stock outstanding immediately prior to the Effective Time).

(v) “Aggregate Parent Share Number” means 2,000,000 shares of Parent Common Stock.

(vi) “Bridge Loan Pay-off” means payment in full of those certain Secured Promissory Notes of the Company dated as of September 2, 2004, in the aggregate principal amount of $300,000, which payment shall consist of an aggregate payment of $600,000 plus interest accrued up to the Effective Time.

(vii) “Closing Cash Consideration” means $2,000,000 less the Bridge Loan Pay-off.

(viii) “Cash Consideration Ratio” means the following, expressed as a decimal carried out to six places:

Closing Cash Consideration

[Closing Cash Consideration + (Aggregate Parent Share Number * Agreed Value)]

(ix) “Common Cash Exchange Ratio” means the following (where n is equal to the number of days from the issuance date of the 2002 Preferred to the Effective Time, m is equal to the number of days from the issuance date of the January 2003 Preferred to the Effective Time and o is equal to the number of days from the issuance date of the February 2003 Preferred to the Effective Time), expressed as a decimal carried out to six places:

{	Closing Cash Consideration	-[(	[(0.4 * 2002 Preferred Share Number)
+ {(0.4 * 2002 Preferred Share
* [(n/365) * 0.08]}] + [(0.4 *
January 2003 Preferred Share
Number) +{(0.4 * January 2003
Preferred Share Number) *
[(m/365) * 0.08]}] + [(0.4 * February
2003 Preferred Share Number) + {(0.4 *
* February 2003 Preferred Share
Number) * [(o/365)*0.08]}]	)	* Cash Consideration Ratio	]}

Aggregate Company Common Number

(x) “Common Stock Exchange Ratio” means the following, expressed as a decimal carried out to six places:

[(	Aggregate Parent Share Number	)-(	2002 Preferred Liquidation Share Number + January 2003 Preferred Liquidation Share Number + February 2003 Preferred Liquidation Share Number	)]

Aggregate Company Common Number

(xi) “Common Securityholder” shall mean a holder of Company Common Stock.

(xii) “m” shall mean the number of days from the issuance date of the January 2003 Preferred to the Effective Time.

(xiii) “Merger Consideration Spreadsheet” shall mean the spreadsheet attached hereto as Schedule 2.1, as the same may be amended on the Closing Date.

(xiv) “n” shall mean the number of days from the issuance date of the 2002 Preferred to the Effective Time.

(xv) “Nasdaq” means The Nasdaq National Market.

(xvi) “o” shall mean the number of days from the issuance date of the February 2003 Preferred to the Effective Time.

(xvii) “Preferred Securityholder” shall mean a holder of Company Preferred Stock.

(xviii) “Securityholder” shall mean a Common Securityholder or a Preferred Securityholder.

(xix) “Stock Consideration Ratio” means the following, expressed as a decimal carried out to six places:

(Aggregate Parent Share Number * Agreed Value) [Closing Cash Consideration + (Aggregate Parent Share Number * Agreed Value)]

(xx) “Trading Day” shall mean a day on which securities are traded on Nasdaq.

(xxi) “Two Year Parent Trading Price” shall mean the average of the closing prices per share of Parent Common on Nasdaq for the ten (10) Trading Day period ending on the Trading Day immediately prior to the date that is the two (2) year anniversary of the Closing Date. The Two Year Parent Trading Price shall be expressed as a decimal carried out to six places. The Two Year Parent Trading Price shall be adjusted for any stock split, stock dividend, reclassification or recapitalization of Parent Common.

(xxii) “2002 Preferred Cash Exchange Ratio” means the following, expressed as a decimal carried out to six places:

(0.4 + {0.4 * [(n/365)*0.08]}) * Cash Consideration Ratio

(xxiii) “2002 Preferred Liquidation Share Number” means the following:

[2002 Preferred Share Number * (0.4 + {0.4 * [(n/365)*0.08]}) * Stock Consideration Ratio] Agreed Value

(xxiv) “2002 Preferred Share Number” means the number of shares of 2002 Preferred outstanding immediately prior to the Effective Time.

(xxv) “2002 Preferred Stock Exchange Ratio” means the following, expressed as a decimal carried out to six places:

2002 Preferred Liquidation Share Number 2002 Preferred Share Number

(xxvi) “February 2003 Preferred Cash Exchange Ratio” means the following, expressed as a decimal carried out to six places:

(0.4 + {0.4 * [(o/365)*0.08]}) * Cash Consideration Ratio

(xxvii) “February 2003 Preferred Liquidation Share Number” means the following:

[February 2003 Preferred Share Number * (0.4 + {0.4 * [(o/365)*0.08]}) * Stock Consideration Ratio] Agreed Value

(xxviii) “February 2003 Preferred Share Number” means the number of shares of February 2003 Preferred outstanding immediately prior to the Effective Time.

(xxix) “February 2003 Preferred Stock Exchange Ratio” means the following, expressed as a decimal carried out to six places:

February 2003 Preferred Liquidation Share Number February 2003 Preferred Share Number

(xxx) “January 2003 Preferred Cash Exchange Ratio” means the following, expressed as a decimal carried out to six places:

(0.4 + {0.4 * [(m/365)*0.08]}) * Cash Consideration Ratio

(xxxi) “January 2003 Preferred Liquidation Share Number” means the following:

[January 2003 Preferred Share Number * (0.4 + {0.4 * [(m/365)*0.08]}) * Stock Consideration Ratio]

Agreed Value

(xxxii) “January 2003 Preferred Share Number” means the number of shares of January 2003 Preferred outstanding immediately prior to the Effective Time.

(xxxiii) “January 2003 Preferred Stock Exchange Ratio” means the following, expressed as a decimal carried out to six places:

January 2003 Preferred Liquidation Share Number January 2003 Preferred Share Number

        (e)   Merger Consideration Spreadsheet.

(i) The Merger Consideration Spreadsheet sets forth (a) the name of each Securityholder; (b) the amount of cash and number of shares of Parent Common such Securityholder is entitled to receive pursuant to this Section 2.1, together with the cash amount in lieu of fractional shares in accordance with Section 2.7, with respect to the Company Shares held by such Securityholder as of the Effective Time, based on the assumptions set forth therein; (c) such Securityholder’s “pro rata share” of any Additional Cash Consideration payable by Parent; and (d) the portion of the Escrow Consideration allocable to such Securityholder.

(ii) At the Closing, the Company shall deliver to Parent an updated Merger Consideration Spreadsheet setting forth the final calculations of the amounts due to each Securityholder, calculated in accordance with the provisions of this Article II.

        2.2 Termination of Stock Options; Acceleration of Stock Options. Immediately prior to the Effective Time but contingent upon the Closing of the Merger, the vesting schedules of all outstanding options to purchase Company Shares (each, a “Company Option”) granted under the Company’s 2002 Equity Incentive Plan, as amended (the “Company Plan”) and Company Shares subject to the Company’s right of repurchase (“Unvested Shares”), all of which are listed in Schedule 2.2, shall be automatically accelerated such that all Company Shares underlying Company Options and all Unvested Shares shall be fully vested and immediately exercisable, the Company’s right of repurchase shall have terminated and the Company shall not be entitled to exercise its right of repurchase with respect to any Unvested Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each unexpired and unexercised Company Option outstanding immediately prior to the Effective Time shall be terminated and cease to be outstanding, and shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Holders of Company Options after the Effective Time that were not exercised prior to the Effective Time will not be entitled to acquire Company Shares after the Merger and shall have no other rights except as set forth in this Section 2.2. Prior to the Effective Time, the Company will take all such action necessary under the Company Plan to terminate all Company Options, to terminate the Company’s right of repurchase related to any Unvested Shares and to effectuate the transactions contemplated by this Section 2.2.

        2.3 Escrowed Consideration. As collateral for the indemnification obligations of the Company and the Securityholders pursuant to ARTICLE IX of this Agreement, Parent shall deposit as promptly as practicable after the Effective Time, an amount in cash equal to $600,000 (the “Escrow Consideration”) in escrow pursuant to the terms of this Agreement and the Escrow Agreement, which amount shall constitute the Escrow Fund hereunder. The Merger Consideration Spreadsheet shall set forth for each Securityholder the portion of the Escrow Consideration that is allocable to such Securityholder (the “Escrow Portion”) which shall be the product of (a) the quotient obtained by dividing the Escrow Consideration by the Closing Cash Consideration multiplied by (b) the amount of Closing Cash Consideration received by each Securityholder. The Merger Consideration Spreadsheet and the Escrow Agreement shall also set forth for each Securityholder the “Escrow Percentage” which shall be equal to such Securityholder’s Escrow Portion divided by the Escrow Consideration.

        2.4 Surrender and Payment.

        (a)        Parent shall act as agent (the “Exchange Agent”) for the purpose of exchanging certificates representing Company Shares (a “Certificate”) for the Closing Merger Consideration set forth in Section 2.1. The shares of Parent Common and cash to be received as consideration pursuant to Sections 2.1(a)(i)-(ii), 2.1(b)(i)(A)-(D), 2.1(b)(ii)(A)-(D) and 2.1(b)(iii)(A)-(D), together with cash in lieu of fractional shares as specified in Section 2.7, is referred to herein as the “Closing Merger Consideration.” Prior to the Effective Time, Parent shall provide to the Company, and the Company shall send to each holder of record of Company Shares as of the Effective Time, a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent).

        (b)        Securityholders whose rights have been converted into rights to receive the Closing Merger Consideration, upon surrender to the Exchange Agent of a Certificate or Certificates representing Company Shares, together with a properly completed letter of transmittal covering such Company Shares, will be entitled to receive (i) the Closing Merger Consideration payable in respect of such Company Shares (less Escrow Consideration to be deposited with the Escrow Agent on such holders’ behalf pursuant to Section 2.3 and Article IX), and (ii) any dividends or other distributions to which such holders are entitled under Section 2.4(f). Until so surrendered, each Certificate that has been converted into the right to receive the Closing Merger Consideration pursuant to Section 2.1(d) shall, after the Effective Time, represent for all purposes only the right to receive such Closing Merger Consideration and the right to receive any dividends or other distributions payable pursuant to Section 2.4(f). For all Certificates and properly completed letters of transmittal covering such Company Shares delivered to Parent on or before the Closing Date, the Exchange Agent shall send, or cause Parent’s transfer agent to send, the Closing Merger Consideration payable to Securityholders pursuant to the foregoing (i) with respect to the Closing Cash Consideration, on the Closing Date and (ii) with respect to the certificates representing shares of Parent Common, within four (4) Business Days of the Closing Date. The Exchange Agent shall send the Closing Merger Consideration payable to Securityholders with respect to any Certificates and properly completed letters of transmittal not received on or prior to the Closing Date within four (4) Business Days of receipt.

        (c)        If any portion of the Closing Merger Consideration is to be paid to a Person (as defined in Section 4.3) other than the registered holder of Company Shares represented by the Certificate or Certificates surrendered in exchange therefor, it shall be a condition to such payment that the Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and accompanied by all documents required to evidence and effect the transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Company Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

        (d)        After the Effective Time, there shall be no further registration of transfers of Company Shares. If, after the Effective Time, Certificates are presented to the Surviving Corporation or Parent, they shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

        (e)        Neither Parent, the Company nor the Surviving Corporation shall be liable to any holder of Company Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Company Shares three (3) years after the Effective Time (or such earlier date prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

        (f)        No dividends, interest or other distributions with respect to Parent Common constituting part of the Closing Merger Consideration shall be paid to the holder of any unsurrendered Certificates representing Company Shares until such Certificates are surrendered as provided in this Section 2.4. Upon such surrender, there shall be paid, without interest, to the Person in whose name the Certificates representing shares of Parent Common into which such Company Shares were converted are registered, all dividends, interest and other distributions payable in respect of such shares of Parent Common on a date subsequent to, and in respect of a record date after, the Effective Time.

        2.5 Dissenting Shares. Notwithstanding Section 2.1, Company Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted or consented to the Merger in writing and who has demanded appraisal for such Company Shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into a right to receive the Closing Merger Consideration or the Additional Cash Consideration, unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal. If after the Effective Time such holder fails to perfect or withdraws or loses such holder’s right to appraisal, such Company Shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Closing Merger Consideration or the Additional Cash Consideration, as applicable, in accordance with the terms of this Agreement. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Company Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

        2.6 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the number of shares of Parent Common constituting part of the Merger Consideration shall be appropriately adjusted.

        2.7 Fractional Shares. No fractional shares of Parent Common shall be issued in the Merger. All fractional shares of Parent Common that a holder of Company Shares would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash determined by multiplying (i) the Agreed Value by (ii) the fraction of a share of Parent Common to which such holder would otherwise have been entitled. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional shares.

        2.8 Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article II such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

        2.9 Lost Certificates. If any Certificate outstanding immediately prior to the Effective Time shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Closing Merger Consideration to be paid in respect of the Company Shares represented by such Certificate as contemplated by this Article II.

        2.10 Additional Cash Consideration Procedures. Within ten (10) Business Days following the two (2) year anniversary of the Closing Date, any Additional Cash Consideration payable pursuant to Sections 2.1(a)(iii), 2.1(b)(i)(E), 2.1(b)(ii)(E) and 2.1(b)(iii)(E) shall be paid by Parent to those Securityholders who, in accordance with Section 2.4, upon surrender to the Exchange Agent of a Certificate or Certificates representing Company Shares, together with a properly completed letter of transmittal covering such Company Shares, have received the Closing Merger Consideration payable in respect of such Company Shares. Each Securityholder that is so entitled to Additional Cash Consideration shall receive such Additional Cash Consideration, whether or not such Securityholder holds shares of Parent Common on the two (2) year anniversary of the Closing Date. Notwithstanding the foregoing, Parent may deduct any portion, up to the entire amount, of the Additional Cash Consideration as a Reserve Amount in accordance with the procedures set forth in Section 9.2(b) of this Agreement.

ARTICLE III

THE SURVIVING CORPORATION

        3.1 Certificate of Incorporation. The Certificate of Incorporation of the Company shall at the Effective Time be amended and restated to read in its entirety in the same manner as the Certificate of Incorporation of Merger Subsidiary until amended in accordance with applicable law, except that the name of the Surviving Corporation shall be changed to the current name of the Company.

        3.2 Bylaws. The Bylaws of Merger Subsidiary in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until amended in accordance with applicable law.

        3.3 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law and the Certificate of Incorporation and Bylaws of the Surviving Corporation (or until their earlier resignation or removal), and the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as otherwise specifically set forth on the disclosure schedule (specifically cross-referencing the appropriate Section and subsection numbers) delivered by the Company to Parent prior to the execution of this Agreement and signed by the Chief Executive Officer of the Company (the “Disclosure Schedule”), the Company represents and warrants to both Parent and Merger Subsidiary as follows:

        4.1 Organization and Qualification.

        (a)        The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

        (b)        The Company is qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which the nature of its business requires such qualification except where the failure to be so qualified would not have a material adverse effect on the Company, which states or jurisdictions are listed in Section 4.1(b) of the Disclosure Schedule.

        (c)        The Company has delivered or made available to Parent true, complete and correct copies of its (i) Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and Bylaws (“Bylaws”), as amended to the date hereof, (ii) minutes of all of directors’ and stockholders’ meetings (or other applicable meetings) and actions by written consent, complete and accurate as of the date hereof, (iii) stock ledgers and stock transfer books and all other records that collectively correctly set forth the record ownership of all outstanding shares of its capital stock or other equity interests and all rights to purchase capital stock or other equity interests, and (iv) form of stock certificates, option agreements and rights to purchase shares of its capital stock or other equity interests. Such Certificate of Incorporation and Bylaws are in full force and effect.

        (d)     Section 4.1(d) of the Disclosure Schedule lists the directors and officers of the Company as of the date hereof.

        4.2 Capital Structure.

        (a)        The authorized capital stock of the Company consists of 16,000,000 shares of Company Common Stock and 8,125,000 shares of Preferred Stock, $.001 par value per share, 4,062,500 of which have been designated as Series A-1 Convertible Preferred Stock and 4,062,500 of which have been designated as Series A-2 Convertible Preferred Stock. As of the date of this Agreement, there were issued and outstanding 4,712,080 shares of Company Common Stock, 4,062,500 shares of Company Series A-1 Preferred Stock, and 4,062,500 shares of Company Series A-2 Preferred Stock. Each share of Company Preferred Stock is convertible into one share of Company Common Stock subject to certain adjustments specified in the Certificate of Incorporation. As of the date of this Agreement, there were an aggregate of 8,125,000 shares of Company Common Stock reserved for issuance upon conversion of Company Preferred Stock. The rights, preferences and privileges of Company Common Stock and Company Preferred Stock are as set forth in the Certificate of Incorporation.

        (b)        As of the date of this Agreement, there were outstanding Company Options to acquire 610,000 shares of Company Common Stock. As of the date of this Agreement, there were an aggregate of 610,000 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Options and 2,108,750 shares of Company Common Stock reserved for issuance pursuant to the Company Plan.

        (c)        Other than as described in Sections 4.2(a) and 4.2(b) above, there are no other outstanding shares of capital stock or other equity securities of the Company and no other options, warrants, calls, conversion rights, commitments or agreements of any character to which the Company is a party or by which the Company may be bound that do or may obligate the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the Company’s capital stock or securities convertible into or exchangeable for the Company’s capital stock or that do or may obligate the Company to grant, extend or enter into any such option, warrant, call, conversion right, commitment or agreement. There are no outstanding bonds, debentures, notes or other indebtedness or debt securities of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote (“Voting Debt”).

        (d)        Except as set forth in Section 4.2(d) of the Disclosure Schedule and the Certificate of Incorporation, none of the Company Shares are subject to repurchase at the option of the Company or are subject to redemption. All outstanding Company Shares are, and any Company Shares issued upon exercise of Company Options (subject to receipt of the exercise prices as provided therein) will be, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws or any agreement to which the Company is a party or by which the Company may be bound. All outstanding securities of the Company have been issued in compliance with applicable federal and state securities laws.

        (e)        Section 4.2(e) of the Disclosure Schedule contains complete and accurate lists of the holders of outstanding Company Common Stock and Company Preferred Stock and the number of shares owned of record by each such holder, and the number of shares subject to Company Options, and the holders of outstanding Company Options, including in each case the addresses of such holders. Section 4.2(e) of the Disclosure Schedule is complete and accurate on the date hereof and, if required, an updated Section 4.2(e) of the Disclosure Schedule will be delivered to Parent at least two (2) Business Days prior to the Closing Date, and will be complete and accurate as of the Closing Date. Such Section 4.2(e) of the Disclosure Schedule identifies the vesting schedule, applicable legends, and repurchase rights or other risks of forfeiture of any outstanding security of the Company.

        (f)        Section 4.2 of the Disclosure Schedule contains a complete and accurate list of each stock option plan, stock appreciation rights or other equity-related stock incentive plan of the Company.

        (g)        Except for any restrictions imposed by applicable federal and state securities laws and as set forth in Section 4.2(g) of the Disclosure Schedule, there is no right of first refusal, co-sale right, right of participation, right of first offer, option or other restriction on transfer applicable to any Company Shares.

        (h)        Except as set forth in Section 4.2 of the Disclosure Schedule, the Company is not a party or subject to any agreement or understanding, and there is no voting trust, proxy, or other agreement or understanding between or among any Persons that affects or relates to the voting or giving of written consent with respect to any outstanding security of the Company, the election of directors, the appointment of officers or other actions of the Company’s Board of Directors (the “Company Board”) or the management of the Company.

        4.3 Subsidiaries; Equity Investments. The Company does not have and has never had any Subsidiaries and does not own and has never owned any equity interest in, or controlled, directly or indirectly, any other corporation, partnership, joint venture, trust, firm or other entity.

        As used in this Agreement, “Subsidiary” when used with respect to any Person means any other Person, whether incorporated or unincorporated, in which such Person or any one or more of its Subsidiaries directly owns or controls (i) fifty percent (50%) or more of the securities or other ownership interests, including profits, equity or beneficial interests, or (ii) securities or other interests having by their terms ordinary voting power to elect more than fifty percent (50%) of the board of directors or others performing similar function with respect to such other Person. As used in this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

        4.4 Authority. The Company has all requisite corporate power and authority to enter into this Agreement and any Related Agreements (as defined below) and, subject only to the requisite approval of this Agreement by the Company’s stockholders, to perform its obligations hereunder and thereunder and consummate the transactions contemplated hereby and thereby. The votes required of the Company’s stockholders to duly approve the Merger and this Agreement are (i) that number of shares as would constitute a majority of the outstanding shares of Company Common and Company Preferred, voting as a single class, and (ii) that number of shares as would constitute at least 71 percent of the outstanding shares of Company Preferred, with Series A-1 Preferred Stock and Series A-2 Preferred Stock voting together as a single class. The execution and delivery of this Agreement and any Related Agreements to which the Company is a party, the performance by the Company of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company, including approval of the Company Board, subject only to the requisite approval of this Agreement by the Company’s stockholders. This Agreement has been duly executed and delivered on behalf of the Company. This Agreement and each of the Related Agreements to which the Company is a party is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. As used in this Agreement, “Related Agreements” shall mean all ancillary agreements contemplated by this Agreement to be executed and delivered in connection with the transactions contemplated hereby.

        4.5 No Conflict with Other Instruments. The execution, delivery and performance of this Agreement and each of the Related Agreements to which the Company is a party and the transactions contemplated hereby and thereby (a) will not result in any violation of, conflict with, constitute a breach, violation or default (with or without notice or lapse of time, or both) under, require a consent under, give rise to a right of termination, cancellation, forfeiture or acceleration of any obligation or loss of any benefit under, or result in the creation or encumbrance on any of the properties or assets of the Company pursuant to (i) any provision of the Certificate of Incorporation or Bylaws or (ii) any material agreement, contract, commitment, promise, understanding, note, mortgage, indenture, lease, franchise, license, permit or other instrument whether written or oral (each, a “Contract”), to which the Company is a party or by which the properties or assets of the Company is bound, or (b) to the knowledge of the Company after reasonable inquiry conflict with or result in any breach or violation of any statute, judgment, decree, order, rule or governmental regulation (“Legal Requirements”) applicable to the Company or its properties or assets, except, in the case of clauses (a)(ii) and (b) for any of the foregoing that would not, individually or in the aggregate, have a material adverse effect on the Company, taken as a whole, or that could not result in the creation of any material lien, charge or encumbrance upon any assets of the Company or that could not prevent, materially delay or materially burden the transactions contemplated by this Agreement. Section 203 of the DGCL is, as of the date hereof, and will be, at all times on or prior to the Effective Time, inapplicable to the Merger and the other transactions contemplated by this Agreement.

        4.6 Consents. No consent, approval, order or authorization of, or registration, declaration of, or qualification or filing with, any court, administrative agency, commission, regulatory authority or other governmental or administrative body or instrumentality, whether domestic or foreign, or any other person, including a party to any Contract or agreement with the Company (so as not to trigger any conflict or default under such Contract or agreement not otherwise described in Section 4.5) is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement or any Related Agreement to which the Company is a party by the Company or the consummation by the Company of the transactions contemplated hereby or thereby, except for (a) the filing of the Certificate of Merger and the Second Step Certificate of Merger with the Delaware Secretary of State, and (b) such consents, approvals, orders, authorizations, registrations, declarations, qualifications or filings as may be required under federal or state securities laws in connection with the transactions contemplated hereby. The performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated hereby do not and will not require the Company to obtain any consent or authorization from any third party, except for (i) those authorizations and consents described in subsections 4.6(a)-(b) above, and (ii) those authorizations or consents which, if not received, would not have a material adverse effect on the business of the Company or on the Company’s ability to consummate the transactions contemplated hereby.

        4.7 Financial Statements. The Company has previously furnished to Parent complete and accurate copies of the unaudited balance sheets as of October 31, 2003 and October 31, 2002, and the related unaudited statements of operations, statements of stockholders equity, and statements of cash flows for each of the fiscal years then ended, without notes thereto (the “Annual Financial Statements”). The Annual Financial Statements comply as to form in all material respects with applicable accounting requirements, other than inclusion of notes. The Company has previously furnished to Parent a complete and accurate copy of the unaudited balance sheet as of July 31, 2004 and the related unaudited statements of operations, statements of stockholders equity, and statements of cash flows for the nine months then ended, without notes thereto (the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”). The balance sheet as of July 31, 2004 is hereinafter referred to as the “Balance Sheet.” The Financial Statements are complete and correct in all material respects and have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated and are consistent with each other, except that the Financial Statements do not contain any of the footnote disclosure required by GAAP. The Financial Statements present fairly the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject, in the case of Interim Financial Statements, to normal year end audit adjustments. At the date of the Balance Sheet (the “Balance Sheet Date”) and as of the Closing Date, except as set forth in the Disclosure Schedule, the Company had and will have no liabilities or obligations, secured or unsecured (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected on the Balance Sheet under GAAP) not reflected in the Financial Statements, except for liabilities and obligations that have arisen in the ordinary course of business prior to the date of the Financial Statements and which, under GAAP, would not have been required to be reflected in the Financial Statements and except for liabilities incurred in the ordinary course of business since the date of the Financial Statements which are usual and normal in amount. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. The Company’s budget for the 12 months ending December 31, 2004 has previously been provided to Parent.

        4.8 Absence of Changes. From the Balance Sheet Date, except as otherwise specifically contemplated by this Agreement or set forth in Section 4.8 of the Disclosure Schedule, the Company has conducted its business only in the ordinary and usual course and, without limiting the generality of the foregoing:

        (a)        There have been no changes in the condition (financial or otherwise), business, net worth, assets, prospects, properties, employees, operations, obligations or liabilities of the Company, taken as a whole, which, in the aggregate, have had or may be reasonably expected to have a material adverse effect on the Company;

        (b)        The Company has not issued, or authorized for issuance, or entered into any commitment to issue, any equity security, bond, debenture, note or other security, except for the Company Options;

        (c)        The Company has not incurred additional debt for borrowed money, or incurred any obligation or liability except in the ordinary course of business consistent with past practice and in any event not in excess of $5,000 for any single occurrence;

        (d)        The Company has not paid any obligation or liability, or discharged, settled or satisfied any claim, lien or encumbrance, except for liabilities in the ordinary course of business consistent with past practice and in any event not in excess of $5,000 for any single occurrence;

        (e)        The Company has not declared or made any dividend, payment or other distribution on or with respect to any share of capital stock;

        (f)        The Company has not purchased, redeemed or otherwise acquired or committed itself to acquire, directly or indirectly, any share or shares of its capital stock;

        (g)        The Company has not mortgaged, pledged, or otherwise encumbered any of its assets or properties, except for liens for current taxes which are not yet delinquent and purchase-money liens arising out of the purchase or sale of services or products made in the ordinary course of business consistent with past practice and in any event not in excess of $5,000 for any single item or $10,000 in the aggregate;

        (h)        The Company has not disposed of, or agreed to dispose of, by sale, lease, license or otherwise, any asset or property, tangible or intangible, except in the ordinary course of business consistent with past practice, and in each case for a consideration believed to be at least equal to the fair value of such asset or property and in any event not in excess of $5,000 for any single item or $10,000 in the aggregate;

        (i)        The Company has not purchased or agreed to purchase or otherwise acquire any securities of any corporation, partnership, joint venture, firm or other entity;

        (j)        The Company has not made any expenditure or commitment for the purchase, acquisition, construction or improvement of a capital asset, except in the ordinary course of business consistent with past practice and in any event not in excess of $5,000 for any single item;

        (k)        The Company has not entered into any transaction or Contract, or made any commitment to do the same, other than in the ordinary course of business consistent with past practice;

        (l)        The Company has not sold, assigned, transferred or conveyed, or committed itself to sell, assign, transfer or convey, any Proprietary Rights (as defined in Section 4.18);

        (m)        The Company has not adopted or amended any bonus, incentive, profit-sharing, stock option, stock purchase, pension, retirement, deferred-compensation, severance, life insurance,

medical or other benefit plan, agreement, trust, fund or arrangement for the benefit of employees of any kind whatsoever, nor entered into or amended any agreement relating to employment, services as an independent contractor or consultant, or severance or termination pay, nor agreed to do any of the foregoing;

        (n)        The Company has not effected or agreed to effect any change in its directors, officers or key employees; and

        (o)        The Company has not effected or committed itself to effect any amendment or modification in its Certificate of Incorporation or Bylaws.

        4.9 Properties.

        (a)        The Company does not own any real property, nor has it ever owned any real property. The Financial Statements reflect all of the real and personal property used by the Company in its business or otherwise held by the Company, except for (i) property acquired or disposed of in the ordinary course of business consistent with past practice of the Company since the date of the Balance Sheet, and (ii) personal property not required under GAAP to be reflected thereon. The Company has good and marketable title to all assets and properties listed in the Financial Statements or thereafter acquired, free and clear of any imperfections of title, lien, claim, encumbrance, restriction, charge or equity of any nature whatsoever, except for liens for current taxes not yet delinquent. All of the fixed assets and properties reflected in the Financial Statements or acquired after the Balance Sheet Date are in good operating condition and repair for the requirements of the business as presently conducted by the Company. Except as set forth in Section 4.9 of the Disclosure Schedule, the Company has good and valid title to, or valid leasehold interests in, all tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any liens or encumbrances.

        (b)        Section 4.9(b) of the Disclosure Schedule contains a complete and accurate list of all real property leased by the Company since the Company’s inception (each, a “Property”), the name of the lessor and the date of the lease and indicating which Property is currently leased (the “Current Property”). The Company does not have any options to purchase any such Property or any other real property. The Current Property is held under a valid, existing and enforceable lease. The Current Property and the operations of the Company thereon do not, to the Company’s knowledge, violate any applicable material building code, zoning requirement or classification, or pollution control ordinance or statute relating to the Current Property or to such operations.

        4.10 Environmental Matters.

        (a)        The Company is, and at all times has been, to its knowledge, in compliance with all applicable local, state and federal statutes, orders, rules, ordinances, regulations, codes and policies and all judicial or administrative interpretations thereof (collectively, “Environmental Laws”) relating to pollution or protection of the environment, including, without limitation, laws relating to exposures, emissions, discharges, releases or threatened releases of Hazardous Substances (as defined below) into or on land, ambient air, surface water, groundwater, personal property or structures (including the protection, cleanup, removal, remediation or damage thereof), or otherwise related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, discharge or handling of Hazardous Substances. The Company has not received any notice of any investigation, claim or proceeding against the Company relating to Hazardous Substances or any action pursuant to or violation or alleged violation under any Environmental Law, and the Company is not aware of any fact or circumstance which could involve the Company in any environmental litigation, proceeding, investigation or claim or impose any environmental liability upon the Company. As used in this Agreement, “Hazardous Substances” means any pollutant, contaminant, material, substance, waste, chemical or compound regulated, restricted or prohibited by any law, regulation or ordinance or designated by any governmental agency to be hazardous, toxic, radioactive, biohazardous or otherwise a danger to health or the environment.

        (b)        To the Company’s knowledge, there are no Hazardous Substances in, under or about the soil, sediment, surface water or groundwater on, under or around any properties at any time owned, leased or occupied by the Company, including the Properties. The Company has not disposed of any Hazardous Substances on or about such properties, including the Properties. To the Company’s knowledge, there is no present release or threatened release of any Hazardous Substances in, on, under or around such properties, including the Properties. The Company has not disposed of any materials at any site being investigated or remediated for contamination or possible contamination of the environment.

        (c)        The Company has all material permits, licenses and approvals required by Environmental Laws for the use and occupancy of, and for all operations and activities conducted on, the Properties, and the Company is in material compliance with all such permits, licenses and approvals, and all such permits, licenses and approvals were duly issued, are in full force and effect, and, to the extent necessary, will be transferred to Parent at or by the Closing, and will remain in full force and effect as of the Closing.

        4.11 Taxes.

        (a)        For purposes of this Agreement, the following terms have the following meanings: “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any and all taxes, including without limitation (i) any income, profits, alternative or add-on minimum tax, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, net worth, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity responsible for the imposition of any such tax (domestic or foreign) (a “Taxing Authority”) and (ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of any express or implied obligation to indemnify any other Person.

        (b)        All Tax returns, statements, reports and forms (including estimated Tax returns and reports and information returns and reports) required to be filed with any Taxing Authority with respect to any Taxable period ending on or before the Effective Time, by or on behalf of the Company (collectively, the “Company Returns”), have been or will be filed when due (including any extensions of such due date), and all amounts shown to be due thereon on or before the Effective Time have been or will be paid on or before such date. All such Tax Returns are complete and accurate in all material respects. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. Except as set forth in Section 4.11(b) of the Disclosure

Schedule, no claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. The Financial Statements, which were prepared internally, (i) fully accrue consistent with past practices and in accordance with tax accounting principles consistently applied and in conformity with the requirements of the Code (“Permitted Accounting Principles”) all actual and contingent liabilities for Taxes with respect to all periods through the Balance Sheet Date and (ii) properly accrue consistent with past practices and in accordance with Permitted Accounting Principles all liabilities for Taxes payable after the Balance Sheet Date with respect to all transactions and events occurring on or prior to such date.

        (c)        No Tax liability has been incurred since the Balance Sheet Date other than in the ordinary course of business and adequate provision has been made for all Taxes since that date in accordance with Permitted Accounting Principles on at least a quarterly or, with respect to employment taxes, monthly basis. The Company has withheld and paid to the applicable financial institution or Taxing Authority all amounts required to be withheld. Except as set forth in Section 4.11(c) of the Disclosure Schedule, all of the Company Returns filed with respect to federal income tax returns for Taxable years of the Company, in the case of the United States, have been examined and closed and copies of audit reports previously have been provided to Parent, or are Company Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. The Company has not been granted any extension or waiver of the limitation period applicable to any Company Return.

        (d)        To the Company’s knowledge, there is no claim, audit, action, suit, proceeding, or investigation now pending or threatened against or with respect to the Company in respect of any Tax or assessment. There are no liabilities for Taxes with respect to any notice of deficiency or similar document of any Taxing Authority received by the Company which have not been satisfied in full (including liabilities for interest, additions to tax and penalties thereon and related expenses). Neither the Company nor any Person on behalf of the Company has entered into or will enter into any agreement or consent pursuant to Section 341(f) of the Code. There are no liens for Taxes upon the assets of the Company except liens for current Taxes not yet due. The Company has not been nor will it be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Effective Time. At no time has the Company been a member of any “affiliated group” of corporations within the meaning of Section 1504 of the Code nor a Member of any combined or united group for state or local income or franchise tax purposes.

        (e)        Except as set forth in Section 4.11(e) of the Disclosure Schedule, there is no Contract, plan or arrangement, including without limitation the provisions of this Agreement, covering any employee or independent contractor or former employee or independent contractor of the Company that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code (as determined without regard to Section 280G(b)(4)). Other than pursuant to this Agreement, the Company is not a party to or bound by (nor will it prior to the Effective Time become a party to or bound by) any Tax indemnity, Tax sharing or Tax allocation agreement (whether written, unwritten or arising under operation of federal law as a result of being a member of a group filing consolidated Tax returns, under operation of certain state laws as a result of being a member of a unitary group, or under comparable laws of other states or foreign jurisdictions) which includes a party other than the Company. None of the assets of the Company (i) is property that the Company is required to treat as owned by any other Person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Code, (ii) directly or indirectly secures any debt the interest on which is Tax exempt under Section 103(a) of the Code, or (iii) is “Tax exempt use property” within the meaning of Section 168(h) of the Code. The Company has not participated in (and prior to the Effective Time the Company will not participate in) an international boycott within the meaning of Section 999 of the Code. The Company has disclosed on its federal income Tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6661 of the Code. The Company has previously provided or made available to Parent complete and accurate copies of all the Company Returns, and, as reasonably requested by Parent, prior to or following the date hereof, presently existing information statements, reports, work papers, Tax opinions and memoranda and other Tax data and documents.

        (f)        The Company has not entered into any transaction identified as a “listed transaction” within the meaning of Income Tax Regulations Section 1.6011-4(b)(2) or Procedure and Administrative Regulations Section 301.6111-2(b)(2). The Company has not distributed the stock of any corporation in a transaction satisfying or intended to satisfy the requirements of Section 355 of the Code and no stock of the Company has been distributed in a transaction satisfying or intended to satisfy the requirements of Section 355 of the Code.

        4.12 Employees and Employee Benefit Plans.

        (a)        The Company has provided Parent with a complete and accurate list setting forth all employees and consultants of the Company as of the date hereof together with their titles or positions, dates of hire, regular work location and current compensation. The Company does not have any employment or consulting contract with any officer or employee or any other consultant or Person. Except as set forth in Section 4.12(a) of the Disclosure Schedule, the Company does not have any contract with a professional employer organization which is not terminable by the Company at will without liability. Except for the plans listed in Section 4.12(a) of the Disclosure Schedule, the Company does not sponsor, maintain, participate in or contribute to, or otherwise have any liability under any deferred compensation, pension, health, profit sharing, bonus, stock purchase, stock option, hospitalization, insurance, severance, workers’ compensation, supplemental unemployment benefits, vacation benefits, disability benefits, or any other employee pension benefit plan (as defined in the Employee Retirement Income Security Act of 1974 (“ERISA”) or otherwise) or welfare benefit plan or obligation covering any of its current or former officers, directors, consultants or employees (“Employee Plans”).

        (b)        Except as set forth in Section 4.12(b) of the Disclosure Schedule, the Company has made available to Parent true, complete and correct copies of (i) each Employee Plan (or, in the case of any unwritten Employee Plans, descriptions thereof), (ii) the most recent annual report on Form 5500 filed with the IRS with respect to each Employee Plan (if any such report was required), (iii) the most recent summary plan description for each Employee Plan for which such summary plan description is required, (iv) each trust agreement and group annuity contract relating to any Employee Plan and (v) all correspondence with the IRS or the United States Department of Labor relating to any outstanding controversy or audit. To the Company’s knowledge, each Employee Plan complies in all material respects with applicable Legal Requirements, including, without limitation, ERISA and the Code.

        (c)        To the Company’s knowledge, each Employee Plan has been maintained, funded, operated and administered in compliance in all material respects with all applicable laws and regulations, including but not limited to, ERISA, the Code, and the Health Insurance Portability and Accountability Act of 1996. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code and each trust forming a part thereof that is intended to be exempt from taxation under Section 501(a) of the Code has received a favorable determination letter from the IRS as to its qualification and tax-exempt status and, to the Company’s knowledge, nothing has occurred since the date of such determination letter that could adversely affect the qualification of such Employee Plan or the tax-exempt status of such related trust. To the Company’s knowledge, no event has occurred and there currently exists no condition or set of circumstances in connection with which the Company could reasonably be expected to be subject to any liability under the terms of any Employee Plan, ERISA, the Code or any other applicable law, including any liability under Title IV of ERISA. Except as set forth in Section 4.12(c) of the Disclosure Schedule, each Employee Plan can be amended or terminated in accordance with its terms and any applicable law without any material liability to the Company other than for benefits accrued or incurred before such amendment or termination. No Employee Plan listed on Section 4.12(c) of the Disclosure Schedule is a plan subject to Title IV of ERISA. Except as set forth in Section 4.12(c) of the Disclosure Schedule, no Employee Plan is a “multiemployer plan” as defined in Section 3(37) of the ERISA and 414(f) of the Code, nor a “multiple employer plan” as described in Section 4063(a) of ERISA and 413 of the Code, and neither the Company nor any Person which, together with the Company, would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code has ever contributed or had an obligation to contribute to any such plans.

        (d)        Except as set forth in Section 4.12(d) of the Disclosure Schedule, no current or former director, officer, consultant or other employee of the Company will become entitled to any retirement, severance or similar benefit or enhanced or accelerated benefit (including any acceleration of vesting or lapse of repurchase rights or obligations with respect to any employee stock option or other benefit under any stock option plan or compensation plan or arrangement of the Company) as a result of the transactions contemplated hereby.

        (e)        No Employee Plan provides post-retirement health and medical, life or other insurance benefits for terminated directors, officers, consultants or other employees of the Company (other than benefit coverage mandated by applicable statute, including benefits provided pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as codified in Code Section 4980B and ERISA sections 601 et seq., as amended from time to time, or other similar provisions of state law (“COBRA”) and paid for by the director, officer, consultant or other employees).

        (f)        There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its affiliates relating to, or change in employee participation or coverage under, any Employee Plan that would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the 12 months ended on the Balance Sheet Date.

        (g)        On and after the Closing Date, neither the Company nor Parent shall have any liability or obligation under or with respect to any Employee Plan, nor any obligation to provide COBRA benefits with respect to any current or former employee’s participation in any group health plan sponsored or maintained by Administaff Companies II, L.P., or any other professional employer organization or employee leasing company; notwithstanding the foregoing, if an individual remains an employee of the Company or the Parent on or after the Closing Date and his/her employment is subsequently terminated, the Parent’s group health plans will provide COBRA benefits to such employee and his/her dependents who are COBRA qualified beneficiaries.

        4.13 Labor Matters. There are no controversies or labor disputes or union organization activities pending or threatened between the Company and any of its employees. None of the employees of the Company belongs to any union or collective bargaining unit. The Company has complied with all applicable state and federal equal employment opportunity and other laws and regulations related to employment or working conditions. The Company does not have and has not had since inception any foreign operations. The Company is not the subject of any material proceeding asserting that the Company has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of the Company, threatened, any labor strike, dispute, walkout, work stoppage, slowdown or lockout involving the Company.

        4.14 Compliance with Law. All material licenses, franchises, permits, clearances, consents, certificates and other evidences of authority of the Company which are necessary to the conduct of the Company’s business (“Permits”) are in full force and effect and the Company is not in violation of any Permit in any material respect. Since the incorporation of the Company, the business of the Company has been conducted in accordance with all applicable Legal Requirements.

        4.15 Litigation. There is no claim, dispute, action, proceeding, notice, order, suit, interference, appeal or investigation, at law or in equity, pending or, to the knowledge of the Company, threatened, against the Company or any of its directors, officers, employees or agents, or involving any of the Company’s assets or properties before any court, agency, authority, arbitration panel or other tribunal. The Company is not aware of any facts which, if known to stockholders, customers, distributors, suppliers, governmental authorities or other Persons, that could reasonably be expected to result in any such claim (other than customary and normal returns of product in the ordinary course of business consistent with past practice), dispute, action, proceeding, suit, interference, or appeal or investigation. The Company is not subject to any order, writ, injunction or decree of any court, agency, authority, arbitration panel or other tribunal, nor is the Company in default with respect to any notice, order, writ, injunction or decree.

      4.16 Contracts.

        (a)        Section 4.16 of the Disclosure Schedule contains a complete and accurate list of each Contract in the following categories to which the Company is a party, or by which the Company is bound in any respect: (i) agreements for the purchase, sale, lease or other disposition of equipment, goods, materials, supplies, or capital assets, or for the performance of services which are not terminable without penalty on thirty (30) days’ notice, in any case involving more than $10,000; (ii) Contracts for the joint performance of work or services, and all other joint venture, collaboration, research, or other agreements in excess of $10,000 each; (iii) management or employment Contracts, consulting Contracts, collective bargaining Contracts, termination and severance agreements; (iv) notes, mortgages, deeds of trust, loan agreements, security agreement, guarantees, debentures, indentures, credit agreements and other evidences of indebtedness; (v) each Employee Plan (including, without limitation, any Contracts with trustees, insurance companies or others relating to any such employee benefit plan or arrangement); (vi) warrants, repurchase rights at the option of the holder or other contracts or agreements relating to the issuance of capital stock or other equity interests of the Company; (vii) contracts or agreements in excess of $10,000 with third parties who act as agents, brokers, consignees, sales representatives or distributors; (viii) Contracts with any director, officer, employee, consultant or stockholder; (ix) powers of attorney or similar authorizations granted by the Company to third parties; (x) patents, patent licenses, sublicenses, royalty agreements and other Contracts to which the Company is a party, or otherwise subject, relating to technical assistance or to Proprietary Rights, except shrink-wrap or click-wrap type software licenses; (xi) personal property or capital equipment leases and other rental, use or service arrangements of the Company involving payment obligations in excess of $5,000 and which cannot be terminated without penalty on thirty (30) days’ notice; and (xii) other material Contracts.

        (b)        The Company has not nor has any of its employees entered into any Contract containing covenants limiting the right of the Company to compete in any business or with any Person.

        4.17 No Default.

        (a)        Each of the Contracts listed in Section 4.16 of the Disclosure Schedule is a legal, binding and enforceable obligation by or against the Company, subject to the effect of applicable bankruptcy, insolvency, reorganization, moratorium or other similar federal or state laws affecting the rights of creditors and the effect or availability of rules of law governing specific performance, injunctive relief or other equitable remedies. To the knowledge of the Company, no party with whom the Company has an agreement or Contract is in default thereunder or has breached any term or provision thereof which is material to the conduct of the business of the Company.

        (b)        The Company has performed, or is now performing, the obligations of, and the Company is not in material default (or would by the lapse of time and/or the giving of notice be in material default) in respect of, any Contract binding upon the Company or its assets or properties and material to the conduct of its business. No third party has notified the Company of any claim, dispute or controversy with respect to any of the executory Contracts of the Company, nor has the Company received notice or warning of alleged nonperformance, delay in delivery or other noncompliance by the Company with respect to its obligations under any of those Contracts, nor are there any facts which exist indicating that any of those Contracts may be totally or partially terminated or suspended by the other parties thereto.

        (c)        The Company is not a party to or bound by any Contract that has been or could reasonably be expected to be, individually or in the aggregate with any other similar Contracts, materially adverse to the business or condition of the Company as currently conducted or as currently proposed to be conducted, or that has been or could reasonably be expected to result, individually or in the aggregate with any such other Contracts in losses to the Company or be materially adverse to the business or condition of the Company as currently conducted or as currently proposed to be conducted.

        4.18 Proprietary Rights.

        (a)        Section 4.18(a) of the Disclosure Schedule sets forth a complete and accurate list of all patents, trademarks, trade names, service marks and copyrights, and applications for any of the foregoing, owned or used by the Company or in which it has any rights or licenses. Section 4.18(a) of the Disclosure Schedule specifies, as applicable: (i) the title of such patents, trademarks, trade names, service marks and copyrights and title of each application therefor; (ii) the jurisdiction by or in which such patent, trademark, trade name, service mark or copyright has been issued or registered or in which an application has been filed, including the registration or application number and includes (iii) material licenses, sublicenses and similar agreements to which the Company is a party or pursuant to which any other party is authorized to use any Proprietary Rights (as defined below). The Company has provided Parent with copies of all Contracts by which any officer, employee or consultant of the Company has assigned or conveyed to the Company title and ownership to patents, patent applications, trade secrets, and inventions developed or used by the Company in its business. All of such agreements are valid, enforceable and legally binding, subject to the effect or availability of rules of law governing specific performance, injunctive relief or other equitable remedies (regardless of whether any such remedy is considered in a proceeding at law or in equity).

        (b)        To the Company’s knowledge, the Company owns or possesses or has the right to obtain valid and enforceable licenses or other rights to all patents and patent applications, trademarks, trade names, service marks, copyrights and applications, registrations and patent extensions for any of the foregoing listed in Section 4.18(a) of the Disclosure Schedule, trade secrets, inventions, business name registrations, drawings, designs, and proprietary know-how or information, or other rights with respect thereto (collectively referred to as “Proprietary Rights”), used in the business of the Company, and the same are all of the Proprietary Rights necessary to conduct the Company’s business as it has been and is now being conducted. The Company has the rights to use, sell, license, sublicense, assign, transfer, convey or dispose of such Proprietary Rights and the products, processes and materials covered thereby.

        (c)        To the Company’s knowledge, the operations of the Company do not conflict with or infringe any valid material legally protectable patent right, trademark, service mark, trade name, copyright or trade secret owned, possessed or used by any third party (collectively referred to hereinafter as “Third Party Proprietary Rights”). No one has asserted to the Company that such operations conflict with or infringe, any material Third Party Proprietary Rights, owned, possessed or used by any third party. There are no claims, disputes, actions, proceedings, suits or appeals pending against the Company with respect to any Proprietary Rights owned by the Company, and to the Company’s knowledge none has been threatened against the Company. To the knowledge of the Company, there are no facts or alleged facts which could reasonably serve as a basis for any claim that the Company does not have the right to use and to transfer the right to use, free of any rights or claims of others, all Proprietary Rights in the development, manufacture, use, sale or other disposition of any or all products or services presently being used, furnished or sold in the conduct of the business of the Company as it has been and is now being conducted. The Proprietary Rights referred to in the preceding sentence are free of any unresolved ownership disputes with respect to any third party and to the knowledge of the Company, there is no unauthorized use, infringement or misappropriation of any of such Proprietary Rights by any third party, including any employee or former employee of the Company, nor is there any breach of any license, sublicense or other Contract authorizing another party to use such Proprietary Rights. The Company has not entered into any Contract granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any Proprietary Right of the Company. The Company has not

entered into any agreement to indemnify any Person against any charge of infringement of any Proprietary Rights or intellectual property.

        (d)        Section 4.18(d) of the Disclosure Schedule contains a complete and accurate list of any proceedings before any patent or trademark authority to which the Company is a party, a description of the subject matter of each proceeding, and the current status of each proceeding, including, without limitation, interferences, priority contests, opposition, and protests, and any equivalents thereof. Such list includes, without limitation, any pending applications for reissue or reexamination of a patent. The Company has the exclusive right to file, prosecute and maintain any such applications for patents, copyrights or trademarks and the patents and registrations that issue therefrom. Other than the Company’s outside intellectual property counsel acting on the Company’s behalf, the Company has not granted to any third party the right to file, or conduct prosecution of, any patents, copyrights or trademark applications.

        (e)        All registrations and filings relating to Proprietary Rights are in good standing. All maintenance and renewal fees necessary to preserve the rights of the Company in respect of Proprietary Rights have been made. The registrations and filings relating to the Company’s Proprietary Rights are proceeding and there are no facts of which the Company has knowledge which could significantly undermine those registrations or filings.

        (f)        To the Company’s knowledge, all patents owned by the Company are valid and enforceable. To the Company’s knowledge, there are no facts that would render a patent issuing from the Company’s patent applications invalid or unenforceable.

        (g)        The Company is not, and will not be as a result of the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby, in breach, violation or default of any Third Party Proprietary Rights. The rights of the Company to the Company’s Proprietary Rights will not be affected by the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

        (h)        The Company has taken all other measures it deems reasonable and appropriate to maintain the confidentiality of the Proprietary Rights used or proposed to be used in the conduct of its business the value of which to the Company is contingent upon maintenance of the confidentiality thereof.

        (i)        Except as set forth in Section 4.18(i) of the Disclosure Schedule, the Company has secured valid written assignments from all consultants and employees of the Company who contributed to the creation or development of the Company’s Proprietary Rights of the rights to such contributions that the Company does not already own by operation of law.

        (j)        Except as set forth in Section 4.18(j) of the Disclosure Schedule, each employee and officer of and consultant to the Company has executed a proprietary information and inventions agreement or other nondisclosure agreement in the forms provided to Parent. To the Company’s knowledge, no employee or officer of or consultant to the Company is in violation of any term of any employment Contract, proprietary information and inventions agreement, non-competition agreement, or any other Contract relating to the relationship of any such employee or consultant with the Company or any previous employer.

        (k)        No current, or to the Company’s knowledge, past employee of, or consultant or independent contractor to the Company has assigned or licensed rights in any patent or copyright, where such patent or copyright is used in the business of the Company as it has been and is now being conducted, to any party other than the Company.

        (l)        There is not currently pending, nor has there been since inception, any litigation or settlement relating to Proprietary Rights or Third Party Proprietary Rights brought by or against the Company.

        4.19 Insurance. Except as set forth in Section 4.19 of the Disclosure Schedule, the Company has provided Parent with copies of all insurance policies to which the Company is a party or is a beneficiary or named insured. All of the insurable properties of the Company are insured, pursuant to insurance policies, and all such insurance policies are in full force and effect. Since the Company’s incorporation, there have been no claims in excess of $10,000 asserted under any of the insurance policies of the Company in respect of all general liability, professional liability, errors and omissions, property liability and worker’s compensation and medical claims.

        4.20 Brokers or Finders. Neither the Company nor any of its officers, directors, employees or stockholders has employed, on the Company’s behalf, any broker or finder, or incurred, on the Company’s behalf, any liability for any brokerage, finder’s or similar fees or commissions in connection with this Agreement or the transactions contemplated hereby.

        4.21 Related Parties.

        (a)        Except as set forth in Section 4.21(a) of the Disclosure Schedule, no officer, director or Affiliate (as defined below) (nor any ancestor, sibling, descendant or spouse of any such persons, or any trust, partnership or corporation in which any of such persons has an interest) of the Company has or has had during the one-year period preceding the date of this Agreement, either directly or indirectly, (i) as to officers or directors of the Company only, an interest in PDF Solutions, Syntricity, Yield Power, DYM, Yield Dynamics, KLA-Tencor, Electroglas, HPL or Galaxy Semiconductor, (ii) any interest in any Person or entity that purchases from or sells or furnishes to the Company any goods, services or products or (iii) a beneficial interest in any Contract to which the Company is a party or by which the Company may be bound. “Affiliate” means, as applied to any Person, (i) any other Person directly or indirectly controlling, controlled by or under common control with, that Person, (ii) any other Person that owns or controls (A) ten percent (10%) or more of any class of equity securities of that Person or any of its Affiliates or (B) ten percent (10%) or more of any class of equity securities (including any equity securities issuable upon the exercise of any option or convertible security) of that Person or any of its Affiliates, or (iii) as to a corporation, each director and officer thereof, and as to a partnership, each general partner thereof, and as to a limited liability company, each managing member or similarly authorized person thereof (including officers), and as to any other entity, each Person exercising similar authority to those of a director or officer of a corporation. For the purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by,” and “under common control with”) as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or by contract or otherwise.

        (b)        Except as disclosed in Section 4.21(b) of the Disclosure Schedule, (i) there are no Contracts or liabilities between the Company, on the one hand, and (A) any current or former officer, director, stockholder or Affiliate of the Company or (B) any Person who, to the Company’s knowledge, is an Affiliate of any such officer, director or stockholder, on the other hand, (ii) the Company does not provide or cause to be provided any assets, services or facilities to any such current or former officer, director, stockholder or Affiliate, (iii) neither the Company nor any such current or former officer, director, stockholder or Affiliate provides or causes to be provided any assets, services or facilities to the Company and (iv) the Company does not beneficially own, directly or indirectly, any equity interests or debt interests of any such current or former officer, director, stockholder or Affiliate.

        (c)        Each of the Contracts listed in Section 4.16 of the Disclosure Schedule or liabilities of the Company were entered into or incurred, as the case may be, on terms no less favorable to the Company (in the reasonable judgment of the Company) than if such Contract or liability was entered into or incurred on an arm’s length basis on competitive terms. Any Contract to which the Company is a party and in which any director of the Company has a financial interest in such Contract was approved by a majority of the disinterested members of the board of directors of the Company and/or stockholders of the Company, as the case may be, in accordance with Section 144 of the DGCL.

        4.22 Certain Advances. Other than advances in the ordinary course of business consistent with past practice to officers and employees for reimbursable business expenses which are not in excess of $5,000 for any one individual, there are no receivables of the Company owing from directors, officers, employees, consultants or stockholders of the Company or owing by any affiliate of any director of officer of the Company.

        4.23 Receivables. Other than as set forth in Section 4.23 of the Disclosure Schedule, there are no receivables of the Company, whether reflected on the Balance Sheet or otherwise. All receivables set forth in Section 4.23 of the Disclosure Schedule represent sales actually made in the ordinary course of business, and are current and fully collectible. Section 4.23 of the Disclosure Schedule contains a complete and accurate aging list of all receivables of the Company as of the date hereof. The Company has not received any payment, whether in cash or otherwise, and has no receivables, which are subject to, or contingent on, performance by the Company.

        4.24 Bank Accounts, Powers, etc. Section 4.24 of the Disclosure Schedule lists each bank, trust, savings institution, brokerage firm, mutual fund or other financial institution with which the Company has an account or safe deposit box and the names and identification of all Persons authorized to draw thereon or to have access thereto.

        4.25 Underlying Documents. Copies of any underlying documents listed or described as having been disclosed to Parent pursuant to this Agreement have been furnished to Parent. All such documents furnished to Parent are true and correct copies, and there are no amendments or modifications thereto, that have not been disclosed in writing to Parent.

        4.26 No Misleading Statements. No representation or warranty of the Company made in this Agreement, the Disclosure Schedule or the Appendices, Schedules and Exhibits attached hereto or any written statement or certificate furnished or to be furnished to Parent pursuant hereto or in connection with the transactions contemplated hereby (when read together) contains any untrue statement of a material fact or omits a material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they are made, not misleading. The Company has disclosed to Parent all material information of which it is aware relating specifically to the operations and business of the Company as of the date of this Agreement or relating to the transactions contemplated by this Agreement.

        4.27 Information Statement. The information supplied by the Company for inclusion in the information statement to be sent to the stockholders of the Company in connection with the meeting of the Company stockholders to consider the Merger (the “Company Stockholders Meeting”) or in connection with any written consent of stockholders of the Company (such information statement as amended or supplemented is referred to herein as the “Information Statement”) shall not, on the date the Information Statement is first mailed to the Company stockholders, at the time of the Company Stockholders Meeting, or written consent of stockholders and at the Effective Time, contain any statement which is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading. If at any time prior to the Effective Time any event or information should be discovered by the Company which should be set forth in an amendment to the Information Statement, the Company shall promptly inform Parent and Merger Subsidiary and shall communicate such information to the Company stockholders in an appropriate manner. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by Parent or Merger Subsidiary which is contained in any of the foregoing documents.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

        Parent and Merger Subsidiary represent and warrant to the Company as follows:

        5.1 Organization. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Parent and Merger Subsidiary is qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which the nature of its business requires such qualification, except where the failure to be so qualified or in good standing would not have a material adverse effect on Parent and its subsidiaries, taken as a whole. The copies of Merger Subsidiary’s Certificate of Incorporation and Bylaws that have been delivered to the Company are complete and correct and in full force and effect. All of the issued and outstanding capital stock of Merger Subsidiary is owned by Parent.

        5.2 Authority. Each of Parent and Merger Subsidiary has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by each of Parent and Merger Subsidiary of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Subsidiary, including approval of the Board of Directors of Parent (the “Parent Board”). This Agreement has been duly executed and delivered on behalf of each of Parent and Merger Subsidiary and constitutes a legal, valid and binding obligation of each of Parent and Merger Subsidiary, enforceable against each of them in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

        5.3 No Conflict with Other Instruments. The execution, delivery and performance of this Agreement and the transactions contemplated hereby (a) will not result in any violation of, conflict with, constitute a breach, violation or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation, forfeiture or acceleration of any obligation or loss of any benefit under, or result in the creation or encumbrance on any of the properties or assets of Parent or any of its subsidiaries, including Merger Subsidiary, pursuant to (i) any provision of Parent’s or Merger Subsidiary’s Certificate of Incorporation or Bylaws, or (ii) any Contract to which Parent is a party and which is filed as a material contract with Parent’s SEC Filings (as defined below), or (b) to the knowledge of Parent after reasonable inquiry, conflict with or result in any breach or violation of any statute, judgment, decree, order, rule or governmental regulation applicable to Parent or any of its subsidiaries or their respective properties or assets, except, in the case of clauses (a)(ii) and (b) for any of the foregoing that would not, individually or in the aggregate, have a material adverse effect on Parent and its subsidiaries, taken as a whole, or that could not result in the creation of any material lien, charge or encumbrance upon any assets of Parent or any of its subsidiaries or that could not prevent, materially delay or materially burden the transactions contemplated by this Agreement.

        5.4 Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any governmental authority is required by or with respect to Parent or Merger Subsidiary in connection with the execution and delivery of this Agreement by Parent and Merger Subsidiary or the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby, except for (a) the filing of the Certificate of Merger with the Delaware Secretary of State, (b) such consents, approvals, orders, authorizations, registrations, declarations, qualifications or filings as may be required under federal or state securities laws in connection with the transactions set forth herein or which the failure to obtain would not have a material adverse effect on the consummation by Parent of the transactions contemplated hereby, and (c) the listing of the Parent Common Stock to be issued pursuant hereto on The Nasdaq Stock Market. The performance by Parent of its obligations under this Agreement and the consummation of the transactions contemplated hereby do not and will not require Parent to obtain any consent or authorization from any third party, except for (i) those authorizations and consents described in subsections 5.4(a)-(c) above, and (ii) those authorizations or consents which, if not received, would not have a material adverse effect on the business of Parent or on Parent’s ability to consummate the transactions contemplated hereby.

        5.5 SEC Documents. Parent has furnished to the Company complete and accurate copies of each registration statement, schedule, report, proxy statement or information statement required to be filed within the meaning of the Securities Exchange Act of 1934 by Parent with the Securities and Exchange Commission (the “SEC”) since January 1, 2004, including, but not limited to, (a) Parent’s

Annual Report on Form 10-K for the year ended December 31, 2003, (b) Parent’s Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2004, (c) Parent’s Proxy Statement for its Annual Meeting of Stockholders held on May 13, 2004, and (d) reports on Form 8-K filed within the meaning of the Securities Exchange Act of 1934 by Parent since January 1, 2004 (collectively, “Parent’s SEC Filings”). As of their respective filing dates, Parent’s SEC Filings complied in all material respects with the requirements of the Securities Exchange Act of 1934 and, as of their respective filing dates, Parent’s SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Since January 1, 2004, Parent has made all filings with the SEC in a timely manner as required by the rules and regulations of the SEC.

        5.6 Shares of Parent Common. The shares of Parent Common to be issued pursuant to the Merger will, when issued and delivered to the Securityholders upon payment of the consideration provided for herein, be duly authorized, validly issued, fully paid and nonassessable.

        5.7 Brokers or Finders. Neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage, finder’s or similar fees or commissions in connection with this Agreement or the transactions contemplated hereby.

ARTICLE VI

CONDUCT PRIOR TO THE EFFECTIVE TIME

        6.1 Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company agrees (except as contemplated by this Agreement or to the extent that Parent shall otherwise consent in writing) to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due, to pay or perform other obligations when due, and, to the extent consistent with such business, to use all commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organization, keep available the services of its present officers and key employees, and preserve its relationships with customers, suppliers, independent contractors, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving unimpaired its goodwill and ongoing business at the Effective Time.

        Following the date of this Agreement, the Company shall promptly notify Parent of any materially negative event specifically related to the Company or its business of which the Company has knowledge, provided that the Company shall not be required to notify Parent of declines in, or cessation or halts of trading on, the stock exchanges for publicly traded securities or of economic or political events, including, without limitation, as a result of terrorist activities. Without limiting the foregoing, except as expressly contemplated by this Agreement, the Company shall not, without the prior written consent of Parent:

        (a)        Enter into any material commitment or transaction not in the ordinary course of business consistent with past practice;

        (b)        Transfer, assign or license to any Person or entity any material Proprietary Rights;

        (c)        Enter into any material Contracts (or material amendments thereto) pursuant to which any unrelated third party is granted marketing, distribution or similar rights of any type or scope with respect to any products of the Company;

        (d)        Amend or otherwise modify, or violate the terms of, any of the Contracts set forth or described in Section 4.16 of the Disclosure Schedule nor, in any event, amend the terms of any option plan, option agreement or similar instrument of the Company;

        (e)        Commence any litigation;

        (f)        Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock (or options, warrants or other rights exercisable therefor), other than issuances of Company Shares pursuant to Company Options in existence as of the date hereof;

        (g)        Except for the issuance of Company Shares upon exercise of presently outstanding Company Options (as to which the Company shall deduct and withhold such amounts, if any, as it is required to deduct and withhold under any provision of federal, state, local or foreign Tax law) or upon conversion of outstanding Company Preferred Stock, issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any Voting Debt or any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities;

        (h)        Cause or permit any amendments to its Certificate of Incorporation or Bylaws (or other charter documents);

        (i)        Acquire or agree to acquire any assets in excess of $5,000 in the case of a single transaction, or acquire by merging or consolidating with or by purchasing or by any other manner, any equity securities;

        (j)        Sell, lease, license or otherwise dispose of any of its properties or assets, except as may otherwise be permitted pursuant to any other subsection of this Section 6.1;

        (k)        Incur any Indebtedness for borrowed money or guarantee any such Indebtedness or issue or sell any of its debt securities or guarantee any debt securities of others. For the purposes of this Agreement, “Indebtedness” of any Person means all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (including trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases or (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other Person;

        (l)        Pay or grant any severance or termination pay (i) to any director or officer or (ii) to any other employee other than pursuant to the Contracts in place as of the date hereof;

        (m)        Adopt or amend any Employee Plan, or enter into or amend any employment Contract, extend employment offers to any Person, pay or agree to pay any special bonus or special remuneration to any director or employee, other than in connection with normal annual bonus and salary adjustments for all non-officers and directors and after prior consultation with Parent and other than as set forth in Section 4.12(a) of the Disclosure Schedule, or increase the salaries or wage rates of its other employees;

        (n)        Revalue any of its assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business consistent with past practice as required by GAAP;

        (o)        Pay, discharge or satisfy, in an amount in excess of $5,000 (in any one case) or $10,000 (in the aggregate), any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of (i) liabilities reflected or reserved against in the Financial Statements and that are not in excess of $10,000, (ii) liabilities under Contracts entered into in the ordinary course of business subsequent to the Balance Sheet Date and that are not in excess of $10,000, (iii) liabilities under Contracts entered into in the ordinary course of business, which payments are due in accordance with the terms of such Contracts and are not in excess of $10,000, except for payroll consistent with past practice and payments in accordance with Schedule 6.1(o), or (iv) expenses consistent with the provisions of this Agreement incurred in connection with the transactions contemplated hereby and that are not in excess of $10,000;

        (p)        Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Company;

        (q)        Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; or

        (r)        Take, or agree in writing or otherwise to take, any of the actions described in Sections 6.1(a) through (q) above, or any other action that would prevent the Company from performing or cause the Company not to perform its covenants hereunder.

        6.2 No Solicitation.

        (a)        Until the earlier of the Effective Time and the date of termination of this Agreement in accordance with Article X, the Company agrees that it shall not, and shall not authorize or permit any of its officers, directors, employees, investment bankers, accountants, financial advisors, agents or other representatives (collectively “Representatives”) to, directly or indirectly, take any of the following actions with any party other than Parent and its designees: solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving the Company or acquisition of any kind of material portion of the capital stock or assets of the Company (an “Acquisition Transaction”) or negotiate, explore or otherwise communicate in any way with any third party with respect to any Acquisition Transaction or enter into any Contract, arrangement or understanding with respect to an Acquisition Transaction or requiring it to abandon, terminate, or fail to consummate the Merger or any other transactions contemplated by this Agreement, or make or authorize any statement, recommendation or solicitation in support of any Acquisition Transaction with any third party other than Parent and Merger Subsidiary provided, however, that nothing contained in this Agreement shall prevent the Company or its board of directors from (i) making any disclosure to its stockholders if, in the good faith judgment of the board of directors, failure so to disclose would be inconsistent with its obligations under applicable law; (ii) negotiating with or furnishing information to any Person who has made a bona fide written proposal for an Acquisition Transaction which did not result from a breach of this Section 6.2; or (iii) recommending such Acquisition Transaction to its stockholders, if and only to the extent that, in the case of actions referred to in clause (ii) or clause (iii), such Acquisition Transaction is a Superior Transaction (as defined below) and Parent is given at least two (2) Business Days’ written notice of the identity of the third party and all material terms and conditions of the Superior Transaction to respond to the proposal for such Superior Transaction. The Company agrees that it will, on the date hereof, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Transaction (other than with Parent and Merger Subsidiary). For purposes of this Agreement, a “Superior Transaction” means, in respect of the Company, an unsolicited, bona fide proposal for an Acquisition Transaction for or in respect of at least a majority of the outstanding Company Stock (x) on terms that the board of directors of the Company determines, in its good faith judgment (based on consultation with its financial advisors, to the extent the board of directors concludes, in good faith, that such consultation is advisable), to be more favorable to the Company’s stockholders than the terms of the Merger, that is not subject to a financing condition, and is from a Person that in the reasonable judgment of the Company’s board of directors (based on consultation with a nationally recognized investment bank, to the extent the board of directors concludes, in good faith, that such consultation is advisable) is financially capable of consummating such proposal and (y) that the board of directors of the Company determines in good faith after consultation with outside legal counsel that such action is required for such board to comply with its fiduciary duties under applicable law.

        (b)        If the Company or its Representatives receives prior to the earlier of the Effective Time and the termination of this Agreement any offer (written or oral), letter of intent or other proposal, as applicable, relating to an Acquisition Transaction or any request for non-public information relating to the Company in connection with an Acquisition Transaction or for access to the properties, books or records of the Company by any Person that informs the Company Board that it is considering making, or has made, a proposal relating to an Acquisition Transaction, the Company shall promptly notify Parent orally and in writing, including information as to the identity of the offeror or the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto as Parent may reasonably request.

        (c)        Notwithstanding the foregoing, the Company shall not provide non-public information or enter into discussions or negotiations with any such third party unless (i) the Company has prior to the date thereof provided such information to Parent or Parent’s Representatives; (ii) the Company has notified Parent in advance of any such proposed disclosure to or discussions or negotiations with any such third party, with a description of the information to be disclosed; (iii) the Company shall have provided copies to Parent of all written communications between such third party and the Company; and (iv) prior to providing any information or data concerning the Company to any Person in connection with an Acquisition Transaction, the Company receives from such Person an executed confidentiality agreement similar to the Confidentiality Agreement.

        6.3 Strategic Agreements. The Company agrees that it will not enter into any strategic alliance, joint development or joint marketing agreement during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time unless Parent shall have consented to such agreement(s) in writing.

ARTICLE VII

ADDITIONAL AGREEMENTS

        7.1 Approval of the Company Stockholders.

        (a)        The Company and Parent will prepare as soon as reasonably practicable the Information Statement, in form and substance reasonably acceptable to Parent, with respect to the solicitation of written consents and/or proxies from the stockholders of the Company to approve this Agreement, the Merger and related matters. The Information Statement shall be in such form and contain such information so as to permit compliance by Parent with the requirements of Regulation D under the Securities Act of 1933 (the “Securities Act”) in connection with the issuance of shares of Parent Common Stock in the Merger. Prior to the Closing Date and at the earliest practicable date following the date hereof, the Company will solicit written consents from its stockholders seeking approval of this Agreement, the Merger and related matters. In soliciting such written consent, the Board of Directors of the Company will unanimously recommend to the stockholders of the Company that they approve this Agreement and the Merger and the Company shall use all reasonable efforts (i) to obtain the approval of the stockholders of the Company entitled to vote on or consent to approve this Agreement and the Merger in accordance with the DGCL and the Certificate of Incorporation, (ii) to cause each of the Securityholders who is not an “accredited investor” (as defined in Rule 501 under the Securities Act) to appoint a “purchaser representative” (as defined in Rule 501 under the Securities Act) in connection with evaluating the merits and risks of investing in Parent Common, and (iii) to obtain the acknowledgement of the Securityholders that (A) the Merger Consideration shall be allocated as set forth on the Merger Consideration Spreadsheet, and such allocation is in full satisfaction of the amounts such Securityholders are entitled to receive pursuant to Section 4.3.2 of the Certificate of Incorporation and (B) the amount of the Escrow Consideration to be delivered in respect of each such Securityholder shall be as set forth on the Merger Consideration Spreadsheet. Each of Parent and the Company will promptly advise the other, in writing if at any time prior to the Effective Time either the Company or Parent, as applicable, shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Information Statement in order to make the statements contained or incorporated by reference therein, in the light of the circumstances under which they were made, not misleading or to comply with applicable law. The Information Statement shall contain the unanimous recommendation of the board of directors of the Company that the Company’s stockholders approve the Merger and this Agreement and the conclusion of the board of directors that the terms and conditions of the Merger are advisable and fair and reasonable to, and in the best interests of, the stockholders of the Company; provided however, that the Company’s board of directors shall not be precluded from recommending a Superior Transaction if the board has complied with Section 6.2.

        7.2 Access to Information; Interim Financial Information. Subject to any applicable contractual confidentiality obligations (which each party shall use all commercially reasonable efforts to cause to be waived), the Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (a) all of its properties, books, Contracts, and records, and (b) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable law) of the Company as Parent may reasonably request. No information or knowledge obtained in any investigation pursuant to this Section 7.2 shall affect or be deemed to modify any representation or warranty of the Company contained herein or the conditions to the obligations of the parties to consummate the Merger. Promptly following the end of each month between the date of this Agreement and the Closing Date, the Company shall prepare and furnish to Parent financial statements of the Company as of and for the month and year-to-date periods ending on the last day of such month, all prepared in a manner consistent with GAAP and the Company’s past practice.

        7.3 Confidentiality. Each of the parties hereto hereby agrees to and reaffirms the terms and provisions of the Confidential Disclosure Agreement between Parent and the Company, effective as of July 7, 2004.

        7.4 Expenses. All fees and expenses incurred in connection with the Merger including, without limitation, all legal, accounting, investment banking, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses.

        7.5 Public Disclosure. Unless otherwise required by law (including, without limitation, securities laws) or, as to Parent, by the applicable rules and regulations of The Nasdaq Stock Market, Inc. and The Nasdaq National Market, prior to the Effective Time, no disclosure (whether or not in response to an inquiry) of the discussions or subject matter of this Agreement or the transactions contemplated hereby shall be made by any party hereto except as permitted by Section 7.1 hereof, unless approved by Parent and the Company prior to release, provided that such approval shall not be unreasonably withheld.

        7.6 FIRPTA Compliance. The Company shall, as soon as practicable prior to the Effective Time, deliver to Parent a copy of a statement conforming with the requirements of Income Tax Regulations sections 1.897-2(h) and 1.1445-2(c)(3) and in substantially the form of Exhibit E hereto, certifying that shares of capital stock of the Company do not constitute “United States real property interests” under Section 897(c) of the Code. In addition, simultaneously with delivery of such statement, the Company shall provide to Parent, as agent for the Company, a form of notice to the Internal Revenue Service conforming with the requirements of Income Tax Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the Internal Revenue Service on behalf of the Company following the Effective Time.

        7.7 Reasonable Efforts. Except as otherwise provided in this Agreement, subject to the terms and conditions of this Agreement, each of the parties hereto shall use all commercially reasonable efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement; provided Parent shall not be required to agree to any divestiture by Parent or any of Parent’s subsidiaries or affiliates of shares of capital stock or of any business, assets or properties of Parent or its affiliates or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

        7.8 Conduct; Notification of Certain Matters. Each of Parent and the Company shall use all commercially reasonable efforts to not take, or not fail to take, any action that from the date hereof through the Closing would cause or constitute a breach of any of its respective representations, warranties, agreements and covenants set forth in this Agreement. The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which causes or is likely to cause any representation or warranty of the Company or Parent or Merger Subsidiary, respectively, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (b) any failure of the Company or Parent or Merger Subsidiary, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.8 shall not limit or otherwise affect the other party’s right to rely on the representations and warranties herein or any the other remedies available to the party receiving such notice.

        7.9 Tax-Free Reorganization.

        (a)        The parties intend the Merger and the Second Step Merger to qualify together as a reorganization under Section 368(a) of the Code. However, neither Parent nor the Company makes any representation or warranty to the other or to any Securityholder regarding the Tax treatment of the Merger or the Second Step Merger or whether the Merger and the Second Step Merger will qualify together as a reorganization under Section 368(a) of the Code. Each of the Company, the Securityholders and Parent acknowledges that it is relying on its own advisors in connection with the Tax treatment of the Merger, the Second Step Merger and the other transactions contemplated by this Agreement. Parent and the Company shall each use all commercially reasonable efforts to cause the Merger and the Second Step Merger qualify together as a reorganization within the meaning of Section 368 of the Code. The Company shall use reasonable efforts to obtain an opinion from counsel to the Company that the Merger is a reorganization within the meaning of Section 368 of the Code, and Parent and the Company shall make such customary representations as are reasonably requested by counsel to the Company in connection with such opinion.

        (b)        This Agreement has been adopted as a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of Parent and the Company shall report the Merger and the Second Step Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

        7.10 Lock-Up Agreements. The Company shall deliver or cause to be delivered to Parent, at or prior to the Closing, from each of the Company’s stockholders, an executed Lock-Up Agreement in the form attached hereto as Exhibit A. Parent and Merger Subsidiary shall be entitled to place appropriate legends on the certificates evidencing any shares of Parent Common to be received by the Company’s stockholders pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common, consistent with the terms of such Lock-Up Agreements.

        7.11 Sale of Shares. The parties hereto acknowledge and agree that the shares of Parent Common issuable to the Securityholders pursuant to Section 2.1 shall constitute “restricted securities” within the meaning of Rule 144 under the Securities Act. The certificates for such shares of Parent Common shall bear appropriate legends to identify such shares as being restricted under the Securities Act and, if applicable to comply with applicable state securities laws, to notice the restrictions on the transfer of such shares under such laws. The parties acknowledge that Parent is relying upon certain representations made by the Securityholders in the Stockholder Certificates in substantially the form attached hereto as Exhibit B. The Company agrees to use all commercially reasonable efforts to cause all of its stockholders to make the representations set forth in the Stockholder Certificates.

        7.12 Blue Sky Laws. Parent shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the shares of Parent Common pursuant hereto. The Company shall use all reasonable efforts to assist Parent as may be reasonably necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of the shares of Parent Common pursuant hereto.

        7.13 Company Employee Benefit Plans. The Company agrees that by terminating its client service agreement with Administaff Companies II, L.P., a professional employer organization (“Administaff”), its Employee Plans may be terminated. The Company agrees to cause the Board, prior to the Effective Time, to execute resolutions terminating such service agreement.

        7.14 2002 Equity Incentive Plan. The Company agrees that its 2002 Equity Incentive Plan shall be terminated as of the Effective Time.

        7.15 Participation by Company Employees in Parent’s Employee Benefit Plans. Parent agrees that on the day after the Closing Date, the Company employees listed on Section 4.12(a) of the Disclosure Schedule shall be eligible to participate in the ERISA welfare benefit and pension benefit plans made available by Parent and its affiliates to their employees.

        7.16 Legal Compliance. Each of the Company and Parent shall (i) give the other party prompt notice of the commencement of any legal proceeding by or before any court or other governmental body with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) keep the other party informed as to the status of any such legal proceeding and (iii) except as may be prohibited by any governmental body or by any legal requirement, permit the other party to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document filed with or provided to any governmental body in connection with any such legal proceeding.

        7.17 Additional Documents and Further Assurances. Each party hereto, at the reasonable request of the other party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

        To that end, the Company shall use all commercially reasonable efforts to cause the parties to the agreements listed on Schedule 7.17 to deliver their consents, approvals or waivers, as appropriate, to the Merger and the transactions contemplated hereby to the Company (with a copy to Parent) at least two (2) Business Days prior to the Closing Date.

ARTICLE VIII

CONDITIONS TO THE MERGER

        8.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:

        (a)    Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company.

        (b)    No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect.

        8.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

        (a)    Representations and Warranties. The representations and warranties of Parent and Merger Subsidiary contained in this Agreement shall be true and correct on the date hereof and on and as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date), and except for such inaccuracies that, considered collectively, have not had and would not reasonably be expected to have a material adverse effect on Parent and its subsidiaries, taken as a whole (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “material adverse effect” and other materiality qualifications contained in such representations and warranties shall be disregarded).

        (b)    Agreements and Covenants. Each of Parent and Merger Subsidiary shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

        (c)    Officer’s Certificate. Each of Parent and Merger Subsidiary shall have furnished the Company with a certificate dated the Closing Date signed on behalf of it by its Chief Executive Officer or President to the effect that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied.

(d) Registration Rights Agreement. Parent shall have entered into the Registration Rights Agreement, substantially in the form attached hereto as Exhibit C.

(e) Nasdaq Listing. The Parent Common issuable to Securityholders pursuant to this Agreement shall have been authorized for trading on the Nasdaq National Market effective upon the Closing Date.

(f) Director. Parent shall have delivered certified copies of resolutions of its Board of Directors approving the election of Gregg Adkin to Parent’s Board of Directors effective at the Effective Time.

(g) Legal Opinion. The Company shall have received a legal opinion from Pillsbury Winthrop LLP, legal counsel to Parent, in substantially the form attached hereto as Exhibit K.

        8.3 Additional Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

        (a)         Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct on the date hereof and on and as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date), except for changes contemplated by this Agreement and except for such inaccuracies that, considered collectively, have not had and would not reasonably be expected to have a material adverse effect on the Company (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “material adverse effect” and other materiality qualifications contained in such representations and warranties shall be disregarded).

        (b)         Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

        (c)         Officer’s Certificate. The Company shall have furnished Parent with a certificate dated the Closing Date signed on behalf of the Company by its Chief Executive Officer or President to the effect that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied.

        (d)         Company Indebtedness and Indebtedness Schedule. At least three (3) Business Days prior to the Closing Date, the Company shall have furnished to Parent a Schedule of all Indebtedness of the Company, as of the Closing Date (the “Indebtedness Schedule”).

    (e)         Company Expenses Schedule. At least three (3) Business Days prior to the Closing Date, the Company shall have furnished to Parent an itemized and complete list (the “Company Transaction Expenses Schedule”) that sets forth, as of the Closing Date, all estimated expenses of the Company incurred by the Company in connection with the negotiation and preparation of this Agreement, the Ancillary Agreements and the consummation of the Merger and other transactions contemplated hereby and thereby, including any amounts relating to any legal, accounting and any other transaction fees, whether accrued or previously paid, and including employee bonuses, and

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withholding taxes relating to such bonuses and option exercises in contemplation of the Closing (collectively, the “Company Transaction Expenses”). The Company shall deliver an updated Company Transaction Expenses Schedule on the Closing Date. The Company Transaction Expenses set forth on the Company Transaction Expenses Schedule shall not exceed the cash balance of the Company as of the Closing. Any Company Transaction Expenses that are not set forth on the Company Transaction Expenses Schedule (any unlisted Company Transaction Expenses, the “Excess Company Transaction Expenses”), shall be deemed to be a Loss (as defined in Section 9.2(a)) for which Parent is entitled to indemnification pursuant to Section 9.2(a) hereof, without regard to the Threshold (as defined in Section 9.2(a) hereof), such that Parent may immediately recover from the Escrow Fund on a dollar-for-dollar basis the amount of such Excess Company Transaction Expenses. Parent acknowledges that upon payment of all Company Transaction Expenses, the Company will have a zero cash balance as of the Closing.

        (f)       Legal Opinion. Parent shall have received a legal opinion from Osborn Maledon, P.A., legal counsel to the Company, in substantially the form attached hereto as Exhibit F.

        (g)      Material Adverse Effect. Since the date of this Agreement, there shall not have been any material adverse effect on the Company, or any material adverse effect on the ability of the Company to consummate the transactions contemplated hereby.

        (h)      Third Party Consents. Parent shall have been furnished with evidence satisfactory to it that the Company has obtained the consents, approvals, assignments and waivers set forth in Section 7.17 of the Disclosure Schedule, subject to no term, condition or restriction unacceptable to Parent in its sole discretion.

        (i)       Resignations. Parent shall have received the resignations of the directors and officers of the Company to be effective immediately upon the Closing.

        (j)       Dissenters’ Rights. Holders of more than 5% of the outstanding Company Shares shall not have exercised, nor shall they have any continued right to exercise, appraisal, dissenters’ or similar rights under applicable law with respect to their Company Shares by virtue of the Merger.

        (k)      Escrow Agreement. The Escrow Agent referred to in Section 9.2(a) and the Securityholder Agent referred to in Section 9.2(c) shall have entered into the Escrow Agreement in substantially the form attached hereto as Exhibit G (the “Escrow Agreement”).

        (l)       Registration Rights Agreement. The Securityholders shall have entered into the Registration Rights Agreement, substantially in the form attached hereto as Exhibit C.

        (m)      Non-Competition Agreements. Each of Thomas Martis and S. Jaffer Hussain shall have entered into a Non-Competition Agreement in the forms attached hereto as Exhibits D-1 and D-2, and such Non-Competition Agreements shall be in full force and effect immediately prior to the Effective Time.

        (n)      FIRPTA. The Company shall have (i) delivered to Parent a copy of a statement conforming with the requirements of Income Tax Regulations sections 1.897-2(h) and 1.1445-2(c)(3) and in substantially the form of Exhibit E, certifying that shares of capital stock of the Company do not constitute “United States real property interests” under Section 897(c) of the Code and

(ii) provided to Parent, as agent for the Company, a form of notice to the Internal Revenue Service conforming with the requirements of Income Tax Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the Internal Revenue Service on behalf of the Company following the Effective Time.

        (o)       Lock-Up Agreement. Each of the Company Securityholders shall have entered into the Lock-Up Agreement attached hereto as Exhibit A.

        (p)       Employees. Employees, Thomas Martis, S. Jaffer Hussain, William Schumacher and James Sullivan shall continue to be employed by the Company at the Closing and shall not have given any notice or other indication that a reasonable person would consider notice that such employees are not willing or do not intend to be employed by the Company, the Surviving Corporation, Parent or a Subsidiary of Parent (as Parent shall designate), following the Merger or that they are not willing or do not intend to execute and deliver to Parent Parent’s standard form of Confidentiality and Invention Assignment Agreement and associated schedules and statements without amendment or modification thereto in any substantive respect.

        (q)       Employment Agreements. Thomas Martis and S. Jaffer Hussain shall have executed and delivered to Parent the Employment Agreements in substantially the forms attached hereto as Exhibits H and I, and such Employment Agreements shall be in full force and effect immediately prior to the Effective Time.

        (r)       Termination of 401(k) Plan. The Company shall have provided to Parent an executed resolution of the board of directors of the Company authorizing the termination of its client service agreement with Administaff and expressly terminating its maintenance of any 401(k) plan sponsored by Administaff prior to Closing. Pursuant to Section 15.5 of the 401(k) Plan document sponsored by Administaff, if the Company terminates its client service agreement with Administaff, such termination will cause the portion of the 401(k) Plan attributable to the Company to terminate.

        (s)       Termination of 2002 Equity Incentive Plan. The Company’s Board shall have executed resolutions authorizing the termination of the 2002 Equity Incentive Plan prior to the Closing, and the Company shall have provided to Parent certified copies of such executed resolutions of the Company’s Board.

        (t)       Administaff. The Company shall have terminated its Client Service Agreement with Administaff, and its employees shall no longer be employees of Administaff.

        (u)       Nasdaq Listing. The Parent Common issuable to Securityholders pursuant to this Agreement shall have been authorized for trading on the Nasdaq National Market effective upon the Closing Date.

        (v)       Stockholder Certificates. Each of the Company’s Securityholders shall have executed and delivered a Stockholder Certificate in the form attached hereto as Exhibit B.

        (w)       Approval by Holders of Preferred Stock. 100% of the outstanding shares of Company Preferred Stock, voting together as a single class, shall have irrevocably approved the Merger and this Agreement.

        (x)       Acceleration of Vesting.  The Company shall have provided Parent certified resolutions of the Board authorizing the acceleration of vesting and the termination of the Company’s right to repurchase any Company Shares in accordance with Section 2.2.

ARTICLE IX

INDEMNIFICATION AND ESCROW

        9.1 Survival of Representations and Warranties. All of the Company’s representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger and continue until 5:00 p.m., California time, on the date which is two (2) years after the Closing Date (the “Escrow Expiration Date”) and shall not be affected by any investigation conducted for or on behalf of Parent with respect thereto or any knowledge acquired by Parent or its officers, directors, employees, stockholders or agents as to the accuracy or inaccuracy of any such representation or warranty; provided, however, that (i) the Company’s representations and warranties in Section 4.2 shall survive the Closing and remain in full force and effect indefinitely; (ii) the representations and warranties in Section 4.11 shall continue through the expiration of the applicable statute of limitations as the same may be extended; and (iii) if a claim or notice is given under ARTICLE IX with respect to any representation or warranty prior to the applicable expiration date, such representation or warranty shall continue indefinitely until such claim is finally resolved. The waiver of any Closing condition based on the accuracy of any Company representation or warranty, or the performance or compliance of any covenant or obligation, will not affect the right to indemnification set forth in this Article IX.

        9.2 Indemnification and Escrow Arrangements.

        (a)   Escrow Fund and Indemnification. Subject to the limitations set forth herein, by approval and adoption of this Agreement, each of the Securityholders, severally and not jointly, agrees to indemnify Parent for such Securityholder’s pro rata portion of claims, losses, liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses, and expenses of investigation and defense incurred by Parent or the Surviving Corporation directly or indirectly as a result of (i) any inaccuracy or breach of a representation or warranty of the Company contained herein or in any instrument delivered pursuant to this Agreement; (ii) any failure by the Company to perform or comply with any covenant contained herein; and (iii) any Excess Company Transaction Expenses pursuant to Section 8.3(e) (hereinafter individually a “Loss” and collectively “Losses”). Parent, the Company and the Securityholders each acknowledge that such Losses, if any, would relate to unresolved contingencies existing at the date hereof, which if resolved at the date hereof would have led to a reduction in the aggregate Merger Consideration. The adoption and approval of this Agreement by the Securityholders shall constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including without limitation the placement of the Escrow Consideration in escrow and the appointment of the Securityholder Agent (as defined in paragraph (c) below). On the Closing Date, the Securityholders will be deemed to have received and deposited with the Escrow Agent the Escrow Consideration, without any act of any Securityholder. As soon as practicable after the Closing, the Escrow Consideration will be deposited by Parent with such institution as shall be acceptable to Parent and the Securityholder Agent, as Escrow Agent (the “Escrow Agent”), such deposit to constitute an escrow fund (the “Escrow Fund”) to be governed by the terms set forth herein and in the Escrow Agreement. The Escrow Fund shall be available to compensate Parent and the Surviving Corporation for any Losses. The right of Parent and the Surviving Corporation after the Effective Time to assert indemnification claims and receive indemnification payments from the Escrow Fund (including any Reserve Amount that is deducted from the Additional Cash Consideration in accordance with the procedures set forth in Section 9.2(b) which shall be deposited in and become part of the Escrow Fund) pursuant to this ARTICLE IX shall be the sole and exclusive right and remedy exercisable by such parties with respect to any of the matters set forth in clauses (i) through (ii) of the first sentence of this Section 9.2(a), provided, however, that any limitations set forth in this Section 9.2(a) shall not apply to fraud or willful misconduct or willful misrepresentation. Parent may not receive any Escrow Consideration from the Escrow Fund unless and until Officer’s Certificates (as defined in paragraph (e) below) identifying Losses for which Parent is seeking indemnification under Section 9.2(a), the aggregate cumulative amount of which exceed $25,000 (the “Threshold”), have been delivered to the Escrow Agent as provided in Section 9.2(e); in such case, Parent may recover from the Escrow Fund the entire amount of the cumulative Losses, subject to the remainder of this Section 9.2. In accordance with Section 8.3(e), any Excess Company Transaction Expenses shall be deemed to be a Loss, without regard to the Threshold, such that Parent may immediately recover from the Escrow Fund on a dollar-for-dollar basis the amount of such Excess Company Transaction Expenses. Parent shall have no right of set-off against the Closing Merger Consideration without the written consent of the Securityholder Agent.

        (b)   Escrow Period; Distribution upon Termination of Escrow Periods. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., California time, on the Escrow Expiration Date (the “Escrow Period”). Promptly after the Escrow Expiration Date, and except as set forth below, the Escrow Agent shall deliver to the Securityholders the remaining portion of the Escrow Fund after the satisfaction of any Losses. Notwithstanding the foregoing, the Escrow Period shall not terminate with respect to such amount (or some portion thereof) of the Escrow Fund and any portion of the Additional Cash Consideration (the “Reserve Amount”) that, together with the aggregate amount remaining in the Escrow Fund, is necessary in the reasonable judgment of Parent, subject to the objection of the Securityholder Agent and the subsequent arbitration of the matter in the manner provided in Section 9.2(g) hereof, to satisfy any unsatisfied Losses concerning facts and circumstances existing prior to the termination of the Escrow Period specified in any Officer’s Certificate delivered to the Escrow Agent prior to termination of the Escrow Period. As soon as any such Loss has been resolved, the Escrow Agent shall deliver to the Securityholders the remaining portion of the Escrow Fund and any Reserve Amount not required to satisfy any other such unresolved Loss. Deliveries of Escrow Consideration and any Reserve Amount to the Securityholders pursuant to this Section 9.2 shall be made in proportion to their respective original contributions to the Escrow Fund and any Reserve Amount. Upon depositing any Reserve Amount into the Escrow Fund, Parent shall provide to the Escrow Agent and the Securityholder Agent a schedule (the “Reserve Schedule”) setting forth the portion of the Reserve Amount allocable to each Securityholder (the “Reserve Portion”) which shall be equal to the product of (a) the quotient obtained by dividing the Reserve Amount by the Additional Cash Consideration (without regard to the Reserve Amount) multiplied by (b) the amount of Additional Cash Consideration received by such Securityholder. The Reserve Schedule shall also set forth for each Securityholder the “Reserve Percentage,” which shall be equal to such Securityholder’s Reserve Portion divided by the Reserve Amount. Parent shall not be required to deposit any Reserve Amount into the Escrow Fund if no Additional Cash Consideration shall be payable pursuant to Section 2.1 of this Agreement, nor shall

Parent be required to deposit any Reserve Amount into the Escrow Fund prior to the two (2) year anniversary of the Closing Date.

        (c)   Securityholder Agent of the Securityholders; Power of Attorney.

(i) In the event that this Agreement is approved and adopted by the Company’s stockholders, effective upon such consent, and without further act of any stockholder, Gregg Adkin, shall be appointed as agent and attorney-in-fact (the “Securityholder Agent”) for each Securityholder, for and on behalf of Securityholders, to give and receive notices and communications, to authorize delivery to Parent of cash from the Escrow Fund in satisfaction of claims by Parent, to object to such deliveries, to agree to negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims and any and all acts and omissions involving the Securityholders in any way related to or in furtherance of this Agreement and the transactions contemplated hereby or thereby, and to take all actions necessary or appropriate in the judgment of the Securityholder Agent for the accomplishment of the foregoing. Such agency may be changed by the Securityholders from time to time upon not less than thirty (30) days’ prior written notice to Parent; provided that the Securityholder Agent may not be removed unless pursuant to written vote of holders of at least two-thirds interest of the Escrow Fund approving such removal and the identity of the substituted agent. Any vacancy in the position of Securityholder Agent may be filled by approval of the holders of a majority in interest of the Escrow Fund. No bond shall be required of the Securityholder Agent, and the Securityholder Agent shall not receive compensation for the Securityholder Agent’s services. Notices or communications to or from the Securityholder Agent shall constitute notice to or from each of the Securityholders. Whenever an entity shall be serving as Securityholder Agent, such Securityholder Agent shall designate in writing a single natural person authorized to act on behalf of the entity in its capacity as the Securityholder Agent, such writing to be delivered to Parent pursuant to the notice provisions of Section 11.1 hereof.

(ii) The Securityholder Agent shall not be liable for any act done or omitted hereunder as Securityholder Agent while acting in good faith. The Securityholders on whose behalf the Escrow Consideration was contributed to the Escrow Fund shall severally indemnify the Securityholder Agent and hold the Securityholder Agent harmless against any loss, liability or expense incurred without negligence or bad faith on the part of the Securityholder Agent and arising out of or in connection with the acceptance or administration of the Securityholder Agent’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Securityholder Agent.

        (d)   Protection of Escrow Fund. The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period, shall treat such fund as a trust fund in accordance with the terms of this Agreement and not as the property of Parent and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof and the Escrow Agreement.

        (e)   Claims Upon Escrow Fund. Upon receipt by the Escrow Agent at any time on or before 5:00 p.m. California time on the Escrow Expiration Date of a certificate signed by any officer of Parent (an “Officer’s Certificate”): (A) stating that Parent has paid or properly accrued or reasonably anticipates that it will have to pay or accrue Losses and specifying an aggregate amount thereof, and (B) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid or properly accrued, the basis for such anticipated liability, the nature of the misrepresentation, breach of warranty or covenant to which such item is related and to the extent known a reasonable summary of the facts underlying the claim, and if no objection is received from the Securityholder Agent in accordance with Section 9.2(f), the Escrow Agent shall, subject to the provisions of Section 9.2(f) hereof, deliver to Parent out of the Escrow Fund, as promptly as practicable, Escrow Consideration in an amount equal to such Losses.

        (f)   Objections to Claims. At the time of delivery of any Officer’s Certificate to the Escrow Agent, a duplicate copy of such Officer’s Certificate shall be delivered to the Securityholder Agent and for a period of thirty (30) days after such delivery, the Escrow Agent shall make no delivery to Parent of any Escrow Consideration from the Escrow Fund pursuant to Section 9.2(e) hereof unless the Escrow Agent shall have received written authorization from the Securityholder Agent to make such delivery. After the expiration of such thirty (30) day period, the Escrow Agent shall make delivery of Escrow Consideration from the Escrow Fund in accordance with Section 9.2(e) hereof; provided, however, that no such payment or delivery may be made if the Securityholder Agent shall object in a written statement to the claim made in the Officer’s Certificate, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such thirty (30) day period.

        (g)   Resolution of Conflicts; Arbitration.

(i) In case the Securityholder Agent shall object in writing to any claim or claims made in any Officer’s Certificate, the Securityholder Agent and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Securityholder Agent and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and distribute Escrow Consideration from the Escrow Fund in accordance with the terms thereof.

(ii) If no such agreement can be reached within twenty (20) Business Days after delivery of Securityholder Agent’s written objection to Parent’s claim in the Officer’s Certificate notwithstanding good faith negotiation, either Parent or the Securityholder Agent may demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by three arbitrators. Parent and the Securityholder Agent shall, within twenty (20) days of the demand, each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator, each of which arbitrators shall be independent and have at least ten years relevant experience. The arbitrators shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrators, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrators shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, should the arbitrators determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of a majority of the three arbitrators as to the validity and amount of any claim in such Officer’s Certificate shall be binding and conclusive upon the parties to this Agreement, and notwithstanding anything in Section 9.2(f) hereof, the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrators. The arbitrators shall not award less than any amount of losses conceded by the Securityholder Agent as being properly payable from the Escrow Fund.

(iii) Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in Palo Alto, California, under the Comprehensive Commercial Arbitration Rules then in effect of the Judicial Arbitration and Mediation Services, Inc.

(iv) Each party shall bear their own fees and costs in connection with the arbitration. The fees of the arbitration or arbitrators shall be borne by the party who does not prevail in the arbitration. Fees to be paid by Securityholders shall be borne pro rata in accordance with the portion of the Merger Consideration received by each Securityholder and may, with the consent of the Securityholder Agent and Parent, be paid from the Escrow Fund.

        (h)   Actions of the Securityholder Agent. A decision, act, consent or instruction of the Securityholder Agent shall constitute a decision of all the Securityholders for whom a portion of the Escrow Consideration otherwise issuable or payable to them is deposited in the Escrow Fund and shall be final, binding and conclusive upon each of the Securityholders, and the Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Securityholder Agent as being the decision, act, consent or instruction of each Securityholder. The Escrow Agent and Parent are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Securityholder Agent.

        (i)   Third-Party Claims. In the event Parent becomes aware of a third-party claim which Parent believes may result in a demand against the Escrow Fund, Parent shall notify the Securityholder Agent of such claim, giving details of the claim (a “Third Party Claim”), and the Securityholder Agent, as representative for the Securityholders, shall be entitled, at their expense, to participate in any defense of such claim. Parent shall have the right in its sole discretion to settle any Third Party Claim; provided, however, that if Parent settles any Third Party Claim without the Securityholder Agent’s consent (which consent shall not be unreasonably withheld or delayed), and Parent seeks to recover the amount of the settlement by claiming against the Escrow Fund, the settlement of any such claim with third party claimants shall not alone be determinative of the amount of any claim against the Escrow Fund and the Securityholder Agent may dispute such amount through the process provided by Section 9.2(g). In the event that the Securityholder Agent has consented to any such settlement, the Securityholder Agent shall have no power or authority to object under any provision of this Section 9.2 to the amount of any claim by Parent against the Escrow Fund with respect to the amount of Losses incurred by Parent in such settlement.

ARTICLE X

TERMINATION, AMENDMENT, WAIVER, CLOSING

        10.1 Termination. Except as provided in Section 10.2 below, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

        (a)        By mutual consent of the Company and Parent;

        (b)        Upon written notice by Parent or the Company if: (i) the Effective Time has not occurred by December 15, 2004 (provided that the right to terminate this Agreement under this clause (i) shall not be available to any party whose willful failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date); (ii) there shall be a final non-appealable order, decree or ruling of a court of competent jurisdiction in effect preventing consummation of the Merger; (iii) there shall be any statute, rule, regulation or non-appealable order enacted, promulgated or issued or deemed applicable to the Merger by any governmental entity that would make consummation of the Merger illegal; or (iv) the approval and adoption of this Agreement by the Company’s stockholders shall not have been obtained;

        (c)        Upon written notice by Parent or the Company if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger, by any governmental entity, which would: (i) prohibit Parent’s or the Company’s ownership or operation of any portion of the business of the Company or (ii) compel Parent or the Company to dispose of or hold separate, as a result of the Merger, any portion of the business or assets of the Company or Parent;

        (d)        Upon written notice by Parent if it is not in material breach of its representations, warranties or obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied; provided, however, if such breach or breaches are capable of being cured prior to the Effective Time, such breaches shall not have been cured within fifteen (15) days of delivery to the Company of written notice of such breach or breaches (but no such cure period shall be required if such breach by its nature cannot be cured);

        (e)        Upon written notice by the Company if it is not in material breach of its representations, warranties or obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Parent or Merger Subsidiary or if any representation or warranty of Parent or Merger Subsidiary shall have become untrue, in either case such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied; provided, however, if such breach or breaches are capable of being cured prior to the Effective Time, such breaches shall not have been cured within fifteen (15) days of delivery to Parent of written notice of such breach or breaches (but no such cure period shall be required if such breach by its nature cannot be cured);

        (f)        Upon written notice by Parent if the Company Board shall have failed to recommend or modifies in a manner adverse to Parent its recommendation concerning this Agreement or shall have disclosed in any manner its intention to modify in a manner adverse to Parent such recommendation;

        (g)        Upon written notice by Parent if the Company Board makes any recommendation with respect to an Acquisition Transaction or the Company Board shall have resolved to take any such action and publicly disclosed this resolution; or

        (h)        Upon written notice by Parent if the Company shall not deliver to Parent the written consent of the following Persons, immediately following the execution and delivery of this Agreement, to provide their irrevocable approval of the Merger, this Agreement and the transactions contemplated hereby, pursuant to an action by written consent: each member of the Company’s Board of Directors (and any affiliated entities) in his, her or its capacity as a stockholder of the Company, each of the holders of Series A Convertible Preferred Stock, and such other holders who, together with the foregoing, constitute at least (i) 100% of the voting power of the shares of the outstanding shares of Company Preferred (as defined in Article II hereof), voting together as a single class and (ii) 62% of the voting power of the Company Shares (as defined in Article II hereof) voting together as a single class, pursuant to and in strict accordance with the applicable provisions of the DGCL (as defined in Article I hereof) and the Company’s Certificate of Incorporation and Bylaws (as defined in Section 4.2 hereof).

        Where action is taken to terminate this Agreement pursuant to this Section 10.1, it shall be sufficient for such action to be authorized by the Board of Directors (as applicable) of the party taking such action.

        10.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Subsidiary or the Company, or their respective subsidiaries, officers, directors or stockholders, provided that the provisions of Sections 7.3 and 7.4 and Article X of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

        10.3 Amendment or Supplement.

        (a)        This Agreement may be amended or supplemented at any time before or after approval of this Agreement by the stockholders of the Company to the extent permitted under Section 251(d) of the DGCL. No amendment or supplement shall be effective unless in writing and signed by the party or parties sought to be bound thereby.

        (b)        Subject to the preceding paragraph, this Agreement may be amended in a writing executed by the Chief Executive Officer of the Company and the Chief Executive Officer of Parent in order to modify the structure of the Merger to substitute for Merger Subsidiary another directly or indirectly wholly owned subsidiary of Parent, pursuant to which such subsidiary shall then become a party to this Agreement and all references in this agreement to Merger Subsidiary shall thereafter be deemed to refer to such substituted subsidiary of Parent.

        10.4 Extension of Time; Waiver. At any time prior to the Effective Time, Parent and Merger Subsidiary, on the one hand, and the Company, on the other hand, may, to the extent legally allowed:

        (a)        Extend the time for the performance of any of the obligations or other acts of the other party hereto,

        (b)        Waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and

        (c)        Waive compliance with any of the agreements or conditions for the benefit of such party contained herein; provided, that no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.

        Any agreement on the part of any party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

ARTICLE XI

GENERAL

        11.1 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and delivered personally or sent by certified mail, postage prepaid, by telecopy (with receipt confirmed and promptly confirmed by personal delivery, U.S. first class mail, or courier), or by courier service, as follows:

(a)	If to Parent or Merger Subsidiary to:

LogicVision, Inc. 25 Metro Drive San Jose, CA 95110 Attn: Chief Executive Officer Fax: (408) 453-0146

with a copy to:

Pillsbury Winthrop LLP 50 Fremont Street San Francisco, CA 94105 Attn: Stanton D. Wong, Esq. Fax: (415) 983-1200

(b)	If to the Company to:

SiVerion, Inc.

Attention: Thomas Martis Phone: (623) 321-1141 Fax: (480) 940-1380 x12

with a copy to:

Osborn Maledon, P.A. The Phoenix Plaza 2929 North Central Avenue Phoenix, AZ 85012-2794 Attn: Thomas H. Curzon, Esq. Fax: (602) 640-6067

(c)	If to the Securityholder Agent:

Gregg Adkin Valley Ventures 80 E. Rio Salado Parkway Suite 705 Tempe, AZ 85281 Phone: (480) 661-6600 x104 Facsimile: (480) 661-6262

Email: gregg@valleyventures.com with a copy to:

Osborn Maledon, P.A. The Phoenix Plaza 2929 North Central Avenue Phoenix, AZ 85012-2794 Attn: Thomas H. Curzon, Esq. Fax: (602) 640-6067

or to such other Persons as may be designated in writing by the parties, by a notice given as aforesaid.

        11.2 Material Adverse Effect; Knowledge.

        (a)        As used in this Agreement, any reference to any event, change or effect being “material” or “materially adverse” or having a “material adverse effect” or “material adverse change” on or with respect to an entity (or group of entities, taken as a whole) means such event, change or effect is material or materially adverse, as the case may be, to the business, financial condition, properties, assets, liabilities, or results of operations of such entity (or, if with respect thereto, of such group of entities taken as a whole); it being understood that changes in trading prices of Parent’s securities shall not be taken into account in determining whether there has been a material adverse change or effect on Parent or Parent and its Subsidiaries, taken as a whole.

        (b)        When used herein, the phrase to the “knowledge of the Company,” “known to” the Company or any similar phrase, means the actual knowledge of Thomas Martis and S. Jaffer Hussain, and the knowledge of facts that such individuals should have after due inquiry.

        (c)        When used herein, the phrase to the “knowledge of the Parent” means the actual knowledge of James T. Healy and Bruce M. Jaffe, and the knowledge of facts that such individuals should have after due inquiry.

        11.3 Headings. The headings of the several sections of this Agreement are inserted for convenience of reference only and are not intended to affect the meaning or interpretation of this Agreement.

        11.4 Counterparts. This Agreement may be executed in counterparts, and when so executed each counterpart shall be deemed to be an original, and said counterparts together shall constitute one and the same instrument.

        11.5 Entire Agreement; Assignment. This Agreement, the Schedules and Exhibits hereto (including the Disclosure Schedule), the Confidentiality Agreement and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement; (b) are not intended to confer upon any other Person any rights or remedies hereunder (except as provided in Section 11.8 below); and (c) except as contemplated by Section 10.3 shall not be assigned by operation of law or otherwise except as mutually agreed in writing between the parties.

        11.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

        11.7 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

        11.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto agrees that process may be served them in any manner authorized by the laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

        11.9 Absence of Third-Party Beneficiary Rights. No provision of this Agreement is intended, or will be interpreted, to provide to or create for any third-party beneficiary rights or any other rights of any kind in any client, customer, affiliate, stockholder, employee, partner or any party hereto or any other Person, and all provisions hereof will be personal solely between the parties to this Agreement.

        11.10 Company Counsel. Parent and Company agree that from and after the Closing Osborn Maledon, P.A. shall not be considered to be counsel to the Company. Parent and the Company consent to the representation by such firm of the Securityholders, if requested by any or all of the

Securityholders and agreed to by Osborn Maledon, P.A., notwithstanding such firm’s prior representation of the Company, in any disputes between Parent and the Company on the one hand, and such Securityholders, on the other hand, arising directly out of or relating directly to this Agreement; provided, however, that Parent and the Company do not consent to any representation by Osborn Maledon, P.A., any attorney that is a partner, member, employee or contract attorney of Osborn Maledon, P.A. or any predecessor or successor firm in any merger of Osborn Maledon, P.A., in each case that shall have represented Parent or the Company in any matter not related to this Agreement.

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        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed, all as of the date first above written.

LOGICVISION, INC.
By:	/s/ Bruce M. Jaffe Name: Bruce M. Jaffe Title: Vice President and Chief Financial Officer

SIGNAL ACQUISITION CORPORATION
By:	/s/ Bruce M. Jaffe Name: Bruce M. Jaffe Title: Vice President of Finance, Chief Financial Officer and Assistant Secretary

SIVERION, INC.
By:	/s/ Thomas Martis Name: Thomas Martis Title: President